As filed with the Securities and Exchange Commission on October 17, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NICE SYSTEMS LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

NICE Systems Ltd. 8 Hapnina Street P.O. Box 690 43107 Ra’anana Israel Tel: 972-9-775-3777 Fax: 972-9-743-4282 (Address and telephone number of Registrant’s principal executive offices)	NICE Systems Inc. 301 Route 17 North 10th Floor Rutherford, New Jersey 07070 Tel: 201-964-2600 Fax: 201-964-2610 (Name, address, and telephone number of agent for service)

Copies of all communications, including communications sent to the agent for service, to:
David M. Warburg, Esq. Brown Raysman Millstein Felder & Steiner LLP 900 Third Avenue New York, New York 10022 Tel: 212-895-2240 Fax: 212-895-2900	Gene Kleinhendler, Esq. Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. 1 Azrieli Center Tel Aviv 67021 Israel Tel: 972-3-607-4446 Fax: 972-3-607-4433

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 as amended (the “Securities Act”), check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Ordinary shares, par value NIS 1.00 per share (1)	2,187,500 shares	$19.89	$43,509,375	$3,519.91

(1)	Represented by American Depositary Shares (“ADSs”). Each ADS represents one Ordinary Share.
(2)	Calculated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act, based upon the average of the high and low prices of the ADSs as quoted on The Nasdaq National Market on October 14, 2003.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholder named in this prospectus may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling shareholder named in this prospectus is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 17, 2003

PROSPECTUS

NICE SYSTEMS LTD.

2,187,500 American Depositary Shares

Representing 2,187,500 Ordinary Shares

This prospectus relates to the resale to the public, if any, that may be made from time to time by the selling shareholder named in this prospectus of up to 2,187,500 American Depositary Shares of NICE Systems Ltd. The 2,187,500 shares were issued to the selling shareholder in connection with our acquisition of Thales Contact Solutions in November 2002.

The selling shareholder will receive all of the proceeds from the sale of the shares. We will not receive any of the proceeds from the sale of the shares.

Our American Depositary Shares, or ADSs, each of which represents one ordinary share, are quoted on The Nasdaq National Market under the symbol “NICE.” Our ordinary shares are traded on the Tel-Aviv Stock Exchange. On October 15, 2003, the last reported sale price of our ADSs on The Nasdaq National Market was $20.00 per ADS. On the same date, the last reported price for our ordinary shares on the Tel-Aviv Stock Exchange was NIS 89.30 per share (or $20.25).

Investing in our ordinary shares involves significant risks. See “ Risk Factors” beginning on page 22.

Neither the Securities and Exchange Commission nor any state securities commission in the United States has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Company and the Selling Shareholder have received an exemption from the obligation to publish this prospectus in the manner required pursuant to the prevailing laws of the State of Israel. Nothing in such exemption of the Securities Authority of the State of Israel shall be construed as authenticating the matters contained in this prospectus or as an approval of their reliability or adequacy or an expression of opinion as to the quality of the securities hereby offered.

The date of this prospectus is             , 2003

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities in any state or jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of its date, and you should not assume that the information in this prospectus or any supplement is accurate as of any other date.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934 (which we refer to as the Exchange Act) as a foreign private issuer as defined in Rule 3b-4 of the Exchange Act. In accordance with these reporting requirements, we file reports and other information with the Securities and Exchange Commission (the “Commission”). Such reports and other information can be inspected and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511 and 233 Broadway, New York, New York 10279, at prescribed rates. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants, such as ourselves, that file electronically with the Commission. The address of this web site is http://www.sec.gov. You may also obtain information from the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, our ADSs are quoted on The Nasdaq National Market, so our reports and other information can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

We have filed with the Commission a Registration Statement on Form F-3 under the Securities Act of 1933 (which we refer to as the Securities Act) with respect to the shares being offered hereby. This prospectus is part of the Registration Statement and does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and the documents incorporated herein by reference. Such additional information may be obtained from the Commission’s principal office in Washington, D.C. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and, with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for more complete description of the matter involved, and each such statement is deemed qualified in its entirety by such reference. We are currently exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, we are not required to publish financial statements as frequently, as promptly or containing the same information as United States companies. We intend to furnish our security holders with annual reports containing financial statements and a report thereon by independent certified public accountants prior to each of our annual meetings.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the Commission. Information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by this prospectus.

The following documents are incorporated herein by reference:

(a)	Our Report on Form 6-K filed with the Commission on July 30, 2003.

(b)	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed with the Commission on June 26, 2003.

(c)	Our Report on Form 6-K filed with the Commission on May 14, 2003.

(d)	The description of our ordinary shares contained in the Registration Statement on Form F-3 filed with the Commission on July 16, 1997 and including any subsequent amendment or report filed for the purpose of updating such description.

In addition, all documents we subsequently file under Sections 13(a), 13(c) and 15(d) of the Exchange Act before the termination of this offering are incorporated by reference in this prospectus from the date they are filed.

We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon the oral or written request of such person a copy of any document incorporated by reference in the Registration Statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates), of which this prospectus forms a part. Such requests should be directed to Lauri A. Hanover, Chief Financial Officer, at NICE Systems Ltd. 8 Hapnina Street, P.O. Box 690 Ra’anana, Israel. Our telephone number is 972-9-775-3777. Our corporate web site address is http://www.nice.com. The information on our web site is not intended to be a part of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and the other reports we have filed and may file from time to time with the Securities and Exchange Commission contain forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of the terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

In this prospectus, unless the context requires otherwise, all references to the “Company,” “NICE” or “we” include NICE Systems Ltd. and its wholly-owned subsidiaries, NICE Systems Inc., NICE Systems GmbH, NICE Systems Canada Ltd., NICE CTI Systems UK Ltd., STS Software Systems (1993) Ltd., NiceEye BV, NICE Systems S.A.R.L, NICE APAC Ltd., NiceEye Ltd. and Racal Recorders Ltd.

For information regarding enforceability of civil liabilities against us and our officers and directors, see “Risk Factors - Risks Relating to Israel - Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.”

PROSPECTUS SUMMARY

Our Company

We are an Israeli company founded in 1986. We develop, market and support integrated, scalable multimedia digital recording platforms, enhanced software applications and related professional services. These solutions capture and analyze unstructured (non-transaction) data, and convert it into actionable knowledge for business and security performance management applications. Our solutions capture multiple forms of interaction, including voice, fax, email, web chat, radio, and video transmissions over wireline, wireless, packet telephony, terrestrial trunk radio and data networks. The markets from which we currently derive the majority of our revenues and expect to continue to do so in the future are highly competitive.

Our products are based on two types of recording platforms - audio and video - and are used primarily in contact centers, trading floors, public safety organizations, transportation, corporate security, gaming and correctional facilities as well as various government and intelligence agencies.

We serve the business needs of multiple markets, primarily customer contact centers (formerly called call centers, and more recently called “customer interaction centers”), financial institutions and trading floors, air traffic control sites, public safety command and control centers, closed circuit television (CCTV) security monitoring installations and government agencies. We believe that we have established a leading position in the high-end customer contact center and financial institutions markets. We intend to continue to leverage our technological leadership, market know-how, channels and partners to provide a full range of recording, quality management and performance management solutions for the contact center and enterprise business intelligence market, which we believe represents significant growth opportunities.

We believe that we are among the leaders in the public safety markets, and are one of the leading vendors in the CCTV security market. In addition, through the acquisition of Thales Contact Solutions which we completed in November 2002, we are able to provide first responders and air traffic control organizations with a full range of recording products. We intend to continue to leverage our technological leadership, market know-how, channels and partners to provide a specific solutions for the air traffic control, public safety, and CCTV security markets, which we believe represent significant growth opportunities.

We provide communication intelligence systems that are used primarily by government agencies to detect, identify, locate, monitor and record transmissions from a variety of sources. We also provide telecommunications monitoring solutions to government law enforcement agencies, which enable them to monitor intercepted target telecommunications.

Our customers in the financial institutions market include ABN AMRO Bank, Chase Manhattan Bank, Citibank, Deutsche Bank, Dresdner Bank, First Chicago NBD, CIBC Oppenheimer, Bank of America, the Sydney Futures Exchange and many others.

Our customers in the contact center market include, among others, Arch Communications, Boston Communications, British Gas, Electric Insurance Company, Halifax Direct, TeleTech Holdings, Thomas Cook, Vodafone Connect and Yorkshire Electricity and many others.

Customers for our CCTV products, which provide continuous video surveillance and recording for security protection purposes, include the Bank of England, Dell Computer Corporation, Atlanta Hartsfield International Airport, Toronto Pearson International Airport, the Helsinki Railway Station -

Finland, Casino Cosmopol in Sweden, the Metropolitan Nashville Airport Authority, correctional facilities in Brooklyn, New York, and Rush City, Minnesota, Wycombe District Council and Dulwich College - UK and one of California’s largest gaming facilities, the Palace Indian Gaming Center of Lemoore.

Our customers in the air traffic control, or ATC, market include the Federal Aviation Administration in the U.S. and ATC authorities in Austria, Canada, China, Croatia, Cyprus, Finland, Germany, Hong Kong, Hungary, Kazakhstan, Iceland, Israel, Japan, the Maldive Islands, the Netherlands, Norway, Poland, Romania, Switzerland, Turkey and others.

Our customers in the public safety market include, among others, the New York City Police Department, Los Angeles Police Department, Chicago Police Department, Indiana State Police, New Jersey State Police, Seattle Fire Department, US Department of Defense, Hampshire Police – UK and Hertfordshire Police – UK.

Our Offices

Our principal executive offices are located in Ra’anana Israel and our U.S. headquarters are located in New Jersey. Following are the mailing addresses for each of these offices.

Principal Executive Offices:	U.S. Headquarters:
8 Hapnina Street	301 Route 17 North
P.O. Box 690	10th Floor
43107 Ra’anana	Rutherford, New Jersey 07070
Israel	Telephone: 201-964-2600
Telephone: 972-9-775-3777	Facsimile: 201-964-2610
Facsimile: 972-9-743-4282

RECENT OPERATING RESULTS

The following discussion should be read in conjunction with the unaudited condensed financial statements and notes thereto beginning on page F-2 of this Prospectus and the audited consolidated financial statements and notes thereto and Management’s Discussion and Analysis in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed with the Commission on June 26, 2003 and incorporated by reference herein.

Forward-looking Statements

We may from time to time make written or oral forward-looking statements, including in filings with the United States Securities and Exchange Commission, in reports to shareholders and in press releases and investor webcasts. You can identify these forward-looking statements by use of words such as “strategy”, “expects”, “continues”, “plans”, “anticipates”, “believes”, “will”, “estimates”, “intends”, “projects”, “goals”, “targets”, and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

We cannot assure you that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest or remain invested in NICE Systems Ltd.’s securities. The forward-looking statements relate to, among other things: operating results; anticipated cash flows; gross margins; adequacy of resources to fund operations; our ability to maintain our average selling prices despite the aggressive marketing and pricing strategies of our competitors; our ability to maintain and develop profitable relationships with our key distribution partners, one of which constitutes more than 20% of our revenues, and the financial strength of our key distribution partners.

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. Please read the section below entitled “Factors That May Affect Future Results” to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our view only as of the date of this report. Except as required by law, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances or the occurrence of unanticipated events.

Overview

We develop, market and support integrated, scalable multimedia digital recording platforms, enhanced software applications and related professional services. These solutions capture and analyze unstructured (non-transaction) data, and convert it into actionable knowledge for business and security performance management applications. Our solutions capture multiple forms of interaction, including voice, fax, email, web chat, radio, and video transmissions over wireline, wireless, packet telephony, terrestrial trunk radio and data networks. The markets from which we currently derive the majority of our revenues and expect to continue to do so in the future are highly competitive.

Our products are based on two types of recording platforms, audio and video, and are used primarily in contact centers, trading floors, public safety organizations, transportation, corporate security, gaming and correctional facilities as well as various government and intelligence agencies.

Our development efforts for our recording platforms are aimed at addressing several trends we see developing in the industry. The trend towards the proliferation of voice over IP-based networks is leading to a greater requirement for Voice over Internet Protocol (“VOIP”) recording capabilities in financial trading, contact centers and public safety environments. The continued trend towards replacing analog video recording with digital video recording is leading to the need for network applications in the video recording area.

We also see the continuation of a trend towards requirements for multimedia recording capabilities, particularly in contact centers (voice, fax, email, chat, screen) and public safety (voice, radio, video, data) markets. We are beginning to see this same trend developing in the financial trading sector, and we expect some Homeland Security initiatives in areas such as border control, critical infrastructure security, first responder communications and lawful interception to require multimedia capture platforms as well.

Our software applications enable our customers to capture, store, retrieve and analyze unstructured data (multimedia interactions) and combine them with data from other systems to create actionable knowledge that can be distributed via reports and alerts to all relevant parties to improve performance.

There is growing demand from our customers for software applications that will leverage the wealth of unstructured data captured by the recording platform to improve overall performance. In turn, as these enhanced software applications are being added, customers are considering our systems “mission critical”. We see an opportunity for more content analysis applications in contact centers for quality monitoring and contact center management as well as for enterprise-wide process improvement and business performance management. We see a trend towards more software applications in financial trading environment for compliance monitoring and dispute management to improve business performance. We see similar trends happening in digital video recording. We expect video content analysis applications to become increasingly important to building, campus, city center, and infrastructure perimeter security, loss prevention in casinos, retail and warehousing, as well as various homeland security applications to enable proactive security management.

We expect to see an increase in the demand for VOIP recording products, networked video security solutions, and multimedia recording solutions as well as to increase the proportion of software in our product revenue mix and gradually increase the amount of professional services and maintenance revenue.

Our products are sold primarily through a global network of distributors, system integrators and strategic partners; a portion of product sales and most services are sold directly to end-users. One distributor accounted for approximately 22% and 24% of revenues for the first six months of 2003 and 2002, respectively.

Acquisitions

We have consummated three acquisitions during the past three years. These acquisitions were accounted for as purchases, and, accordingly, the purchase price for each acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations related to each acquisition are included in our consolidated statement of operations from the date of acquisition. The following are details for each of these acquisitions:

•	In November 2002, we consummated an agreement to acquire certain assets and liabilities of Thales Contact Solutions (or TCS), a developer of customer-facing technology for public safety, financial trading and customer contact centers, based in the United Kingdom. TCS was a unit of Thales Group, one of Europe’s premier electronics companies. In connection with the acquisition, we paid an initial $29.9 million in cash and issued 2,187,500 ordinary shares to Thales Group at a fair market value of $18.1 million calculated at the date of closing. As a result, Thales Group holds approximately 14% of our shares and two Thales Group executives were elected to our Board of Directors.

Under the terms of the agreement, the cash portion of the purchase price was subject to downward adjustment based on the value of net assets at closing and the full year 2002 sales of TCS. Based on the actual value of net assets acquired and 2002 sales of TCS, we reduced the cash portion of the purchase price as of December 31, 2002 by $12.8 million. This amount is presented on our balance sheet as a Related Party Receivable. Thus, the adjusted purchase price paid, including $4.5 million of capitalized acquisition costs, was recorded as $39.7 million. Of the $12.8 million adjustment referred to above, Thales Group paid us $6.6 million in March 2003. Thales Group disputed the net asset value at closing and the matter was submitted in September 2003 to binding arbitration by an Independent Accountant, in accordance with the terms of the acquisition agreement. Should the Independent Accountant determine a higher net asset value at closing than the actual value of net assets acquired, the additional amount will increase the purchase price and accordingly, additional goodwill will be recorded.

Also under the terms of the agreement, contingent cash payments of up to $10 million in 2003, $7.5 million in 2004, and $7.5 million in 2005 would be due if certain financial performance criteria are met as part of a three-year earn-out provision related to the sale of a particular product in 2002 through 2004. The relevant criteria for 2002 were not met and therefore no contingent payment in respect of 2002 was recorded. Should any contingent payments be made under the agreement in the future, the additional consideration when determinable will increase the purchase price and accordingly additional goodwill will be recorded.

In the fourth quarter of 2002, we recorded a current liability of $2.8 million and a long-term liability of $13.5 million reflecting obligations under a long-term contract assumed by us in the TCS acquisition. In the second quarter of 2003 we completed negotiations to terminate this contract as of November 2004 and amend the terms in the interim. Under the terms of the amended contract, TCS acquisition goodwill was reduced by $5.2 million. Accordingly, we increased the current liability to $7.7 million and decreased the long-term liability to $3.4 million, as at June 30, 2003.

•

On December 5, 2000, we completed the acquisition of certain assets and liabilities of Stevens Communications Inc. (SCI). SCI is a systems distributor, whose activities included the promotion, distribution, installation and maintenance of our audio recording products and related software applications in North America. We paid $7.0 million in cash and issued 426,745 ADSs of which 186,818 were deemed target shares contingent upon the achievement of certain objectives and events through 2002 and 38,914 ADSs were allotted for the benefit of certain SCI employees subject to vesting based on continued employment with us. The contingent target shares were released to SCI upon agreement as to the achievement of the determined objectives.

In October 2001, we entered into a final settlement agreement with SCI addressing a dispute with SCI regarding the fair value of the working capital acquired. The terms of the final settlement resulted in a charge to Other Expense, Net of $4.4 million representing settlement of disputed items of $3.6 million and obligations for future consulting services, which were no longer of value to us.

•	In April 2000, we acquired all of the outstanding capital stock of Centerpoint Solutions Inc. (CPS) for $3 million in cash and the issuance of 200,000 ADSs of which 50,000 were deemed target shares contingent upon the achievement of certain objectives, which were not met. CPS is a developer of internet-based applications for statistical monitoring, digital recording and automatic customer surveys for contact centers.

In November 2002, we entered into a settlement agreement with Doug Chapiewski, the sole shareholder of CPS, in respect of allegations of misrepresentation, breach of contract and securities fraud in connection with the acquisition of CPS. The terms of the settlement agreement, which included 50,000 shares, resulted in a charge to Other Expense, Net of $3.5 million.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. Our significant accounting principles are presented within Note 2 to our Consolidated Financial Statements. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are those that are both most important to the portrayal of our financial condition and results of operations and require our management’s most difficult, subjective and complex judgments and estimates. Actual results could differ from those estimates.

Management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of the consolidated financial statements and are the most critical to aid in fully understanding and evaluating our reported results include the following:

•	Revenue recognition

•	Allowance for doubtful accounts

•	Inventory valuation

•	Impairment of long-lived assets

•	Deferred income taxes

•	Contingencies

•	Restructuring expenses

Revenues. We derive our revenue primarily from two sources: product revenues, which include hardware and software, and service revenues, which include, support and maintenance, installation, consulting and training revenue. Revenue related to sales of our products is generally recognized when persuasive evidence of an agreement exists; the product has been delivered and title and risk of loss have passed to the buyer; the sales price is fixed and determinable, no further obligations exist, and collectibility is probable. Sales agreements with specific acceptance terms are not recognized until the customer has confirmed that the product or service has been accepted.

Revenues from fixed-price contracts that require significant customization are recognized using the percentage-of-completion method on the basis of value added and results achieved out of the completeness of the product as a whole or of the total costs estimated to complete the project as a percentage of the costs incurred to date and the estimated costs to complete.

Revenues from maintenance and professional services are recognized ratably over the contract period or as services are performed.

When transactions involve multiple elements, revenue is allocated to the elements based on Vendor Specific Objective Evidence (“VSOE”) of the relative fair values of each element in the arrangement, according to the residual method. Our VSOE used to allocate the sales price to support services and maintenance is based on the renewal price.

To assess the probability of collection for revenue recognition, we have an established credit policy that determines, by way of mathematical formulae based on the customers’ financial statements and payment history, the level of open account that is deemed probably collectible for each customer. These credit limits are reviewed and revised periodically on the basis of new customer financial statement information and payment performance.

We record a provision for estimated sales returns and allowances on product sales in the same period as the related revenues are recorded. We base these estimates on the historical sales returns ratio and other known factors. Actual returns could be different from our estimates and current provisions for sales returns and allowances may need to be increased.

Allowance for Doubtful Accounts. We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due. Insured balances are not reserved. If the financial condition of one of our significant customers or our customers in general should deteriorate, our revenue growth may be limited and additional allowances may be required.

Inventory valuation. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes analyses of sales levels by product line and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

During 2002 we completed the outsourcing of the manufacture of our audio and video product platforms. Under this arrangement, we take ownership of inventories at the conclusion of the manufacturing process, such inventories representing finished goods or spare parts. As we largely manufacture to order, we do not tend to accumulate finished goods. We are, however, liable to purchase above a certain level, which is based on historical level of orders to the contract manufacturer, excess raw material and subassembly inventories from the contract manufacturer deemed obsolete or slow-moving.

We monitor the levels of the contract manufacturer’s relevant inventories periodically and, if required, will write-off such deemed excess or obsolete inventory.

Impairment of long-lived assets. Our long-lived assets include property and equipment, long term investments, goodwill and other intangible assets. The fair value of the long-term investments is dependent upon the performance of the companies in which we have invested. In assessing potential impairment of these investments, we consider this factor as well as the forecast financial performance of the investees and other pertinent information. We record an investment impairment charge when we believe that the investment has experienced a decline in value that is other than temporary. As of June 30, 2003, the carrying value of our long-term investments was $1.2 million.

In assessing the recoverability of our property and equipment, goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142 “Goodwill and Other Intangible Assets”. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired in a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives will be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but rather will be tested at least annually for impairment. We adopted SFAS No. 142 beginning January 1, 2002. Upon adoption of SFAS No. 142, we discontinued the amortization of recorded goodwill, which was approximately $3.4 million on an annual basis at that time. We performed an impairment test of our goodwill as of January 1, 2002 under the transitional provisions of SFAS No. 142; our test did not indicate an impairment of goodwill. We confirmed that we have only one reporting unit (the Company) to which we allocated all recorded goodwill, as well as all assets and liabilities.

By October 1, 2002, our stock price had declined significantly from January 1, 2002, at which point our market capitalization, based on our stock price, was below book value. The price of our ADSs on January 2, 2002 was $17.04 per ADS and declined to $8.47 per ADS on October 1, 2002. We determined the fair value of the Company based on relative market multiples for comparable businesses and a discounted cash flow model. This evaluation indicated that an impairment might exist. We then performed Step 2 under SFAS No. 142 in which the amount of the impairment loss, if any, must be measured. Four categories of intangible assets were identified as being separable from goodwill in accordance with SFAS No. 141. These included: trade names; an in-place distribution network; technology based intangible assets and maintenance contracts. In valuing the NICE trade name a relief from royalty method was used. Under this method, the value of a trade name reflects the savings realized by owning the trade name. The value of the intangible asset under the relief from royalty method is dependent upon the following factors: the selected royalty rate, the revenues expected to be generated from the underlying intellectual property, the discount rate and the expected life of the intellectual property. The value of our distribution network was determined through the use of the cost approach. Using this method, the value of the distribution network is estimated as the after-tax direct costs that a potential acquirer would avoid spending in recreating a similar functional distribution network. The value of the intangible asset under the cost method is dependent upon the estimated direct cost of establishing a new distributor relationship. Qualifying technology-based intangible assets consist of current and core technology and technologies that were under development at the valuation date. The current and core technology was valued using a derivation of the income approach, namely the excess earnings method. This method is used to analyze the earnings contribution of an intangible asset. Under this method, the excess earnings that an intangible asset generates are calculated over the intangible asset’s expected life and discounted to the present to calculate the fair value of the intangible asset. Excess earnings are defined as the residual earnings after providing for appropriate returns on the other identified contributing assets. The value under the excess earnings method is dependent upon the following factors: the expected revenues generated by the intangible asset, the expected after-tax earnings on those revenues, the charges (or returns) required on other contributing assets and the discount rate. Our maintenance contracts, which are intangible assets under the contractual-legal criterion of SFAS No. 141, were valued using the excess earnings method. In determining the applicable discount rate to be used to estimate the fair value of our net assets, we calculated a market-derived rate based on the estimated weighted average cost of capital for the Company. In determining the cost of equity for the Company, we used a standard methodology based on the capital asset pricing model and analyzed selected guideline companies, industry data and factors specific to us. We expect to use a similar decision process in the future.

Following these analyses, we compared the carrying amount of goodwill to the implied fair value of the goodwill and determined that an impairment loss existed. A non-cash charge totaling $28.3 million was recorded in the fourth quarter of 2002 to write down goodwill to its fair value under the caption “Goodwill impairment”. This impairment is primarily attributable to the change in evaluation criteria for goodwill from an undiscounted cash flow approach, which was previously used under the guidance in Accounting Principles Board Opinion No. 17 Intangible Assets, to the fair value approach stipulated in SFAS No.142. The valuation of long-lived assets requires significant estimates and assumptions. These estimates contain management’s best estimates, using appropriate and customary assumptions and projections at the time. If different estimates or projections were used, it is reasonably possible that our analysis would have generated materially different results.

Deferred income taxes. We record income taxes using the asset and liability approach. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and net operating loss and tax credit carryforwards. Our financial statements contain fully reserved tax assets which have arisen as a result of net operating losses, primarily incurred in 2001 and 2002, as well as other temporary differences between book and tax accounting. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have considered future taxable income, prudent and feasible tax planning strategies and other available evidence in determining the need for a valuation allowance. We evaluate all of these factors to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As a result of significant net operating losses incurred in 2001 and 2002 and uncertainty as to the extent and timing of profitability in future periods, we have continued to record a full valuation allowance, which was approximately $14.8 million as of June 30, 2003. The establishment and amount of the valuation allowance requires significant estimates and judgment and can materially affect our results of operations. If the realization of deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period such determination was made.

Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss, changes to the valuation allowance, changes to state or foreign tax laws, future expansion into geographic areas with varying country, state and local income tax rates, deductibility of certain costs and expenses by jurisdiction and as a result of acquisitions, divestitures and reorganizations.

Contingencies. From time to time, we are defendant or plaintiff in various legal actions, which arise in the normal course of business. We are also a defendant in an intellectual property infringement action. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies, if any, which would be charged to earnings, is made after careful and considered analysis of each individual action together with our legal advisors. The required reserves may change in the future due to new developments in each matter or changes in circumstances, such as a change in settlement strategy. A change in the required reserves would affect our earnings in the period the change is made.

Restructuring. We established exit plans for each of the restructuring activities which took place in 2001 and 2002. In early 2001, with mounting evidence of an economic slowdown in the information technology and telecommunications sectors as well as changing business dynamics, we conducted a comprehensive review of our strategy, products, organization and infrastructure. This review culminated in the restructuring of our global operations, including the reduction of approximately 340 of our 1,110 employees, consolidation of our field facilities in North America, expansion of our local presence in Europe and Asia, and various other actions aimed at focusing on our core markets, products and competencies. We accounted for the 2001 plan in accordance with EITF Issue No. 94-3 “Liability Recognition for Certain Employee Benefits and Other Costs to Exit an Activity (including Certain Costs incurred in a Restructuring)”. Under EITF 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to the exit plan. The exit cost included involuntary employee termination benefits, estimates regarding our ability to sub-lease vacated facilities, rates to be charged to a sub-tenant and the timing of the sub-lease arrangement and included an estimate of the timing of the pace and completion of the outsourcing of manufacturing to Flextronics, the contract manufacturer. During the fourth quarter of 2002, we reduced the restructuring accrual by $400 thousand to reflect mainly lower than estimated employee termination costs. Our remaining cash lease commitments net of sub-lease income related to restructured facilities are approximately $47 thousand, which is fully accrued in the accompanying balance sheet.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”, SFAS No. 146 requires that a liability for a cost that is associated with an exit activity be recognized only when the liability is incurred. It supersedes the guidance in EITF 94-3. In SFAS No. 146, an entity’s commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability and establishes that fair value is the objective for the initial measurement of the liability. Although SFAS No. 146 became effective for exit or disposal activities initiated after December 31, 2002, we elected to adopt the new ruling in respect of our fourth quarter 2002 restructuring plan. With the acquisition of TCS, we identified an opportunity to increase flexibility and focus, improve responsiveness and reduce unnecessary overhead. We adopted a plan to achieve these objectives in December 2002 which involves the phased reduction of approximately 140 of our initially combined 1,077 staff and consolidation of certain offices. Some of the involuntary reductions were effected in December and the liability related to those terminations of $282 thousand was utilized as of June 30, 2003. The remaining reductions in force and facility closures are planned to be implemented during 2003. We included in our results for the first six months of 2003 involuntary termination and facility closure costs of $1.3 million. Of this amount, at June 30, 2003, our remaining cash commitment was $537 thousand and related to lease obligations on restructured facilities.

In the event that we redefine our strategic direction and/or difficult economic conditions continue to prevail, we may be required to implement further restructuring measures. We are not currently able to determine whether or to what extent such circumstances may continue or worsen.

Results of Operations

The following table sets forth selected consolidated income statement data for the three and six months ended June 30, 2003 and 2002 expressed as a percentage of total revenues. Figures may not add due to rounding:

	Three months ended June 30,				Six months ended June 30,
	2002 Unaudited		2003 Unaudited		2002 Unaudited		2003 Unaudited
Revenue
Product	85.8%		78.0%		86.1%		76.7%
Services	14.2		22.0		13.9		23.3

Total revenue	100.0		100.0		100.0		100.0

Cost of revenue
Product	43.5	*	39.2	*	44.5	*	40.4	*
Services	105.7	*	83.7	*	109.7	*	79.1	*

Total cost of revenue	52.3		49.0		53.6		49.4

Gross Profit	47.7		51.0		46.4		50.6

Operating Expenses:
Research and development, net	11.0		10.3		11.4		10.6
Selling and marketing	24.3		23.3		24.6		24.2
General and administrative	14.6		13.5		14.5		13.6
Restructuring charges	0.0		1.5		0.0		1.2

Total operating expenses	49.9		48.5		50.5		49.5

Operating income (loss)	-2.2		2.5		-4.0		1.0

Financial income, net	3.6		0.6		3.1		0.8
Other income (expense), net	-0.9		0.0		-0.4		0.0

Income (loss) before taxes on income	0.5		3.1		-1.3		1.8
Taxes on income	0.4		0.6		0.2		0.3

Net income (loss)	0.1		2.5		-1.5		1.5

*	Percent of related revenue.

Revenues. Our total revenues rose 47% to $56.2 million in the second quarter of 2003 from $38.2 million in the corresponding period in 2002. Total revenues for the first six months of 2003 increased 47% to $109.5 million from $74.3 million for the first six months of 2002. The increase is due primarily to the acquisition of TCS in November 2002 and market share gains.

Product revenues rose 34% to $43.9 million in the second quarter of 2003 from $32.8 million in the corresponding period in 2002. For the first six months of 2003, product revenues increased 31% to $84.0 million from $63.9 million in the corresponding prior year period. The increase is due primarily to a net $20.6 million (44%) increase in sales of our audio platform and related applications mainly to contact center, trading floor and public safety markets and a $4.6 million (51%) increase in digital video platform sales. These increases were partially offset by a $5.1 million (59%) decrease in sales of our COMINT/DF products. We believe that our growth in product sales to the contact center, financial trading floor and public safety markets principally reflects the acquisition of TCS and also market share gains. There can be no assurance that we will continue to experience market share gains or that, given the continuing weakened global economy, we will continue to report growth in audio platform and related software application sales. We believe that the high-end digital video market is still in its nascency and thus volatile; consequently, looking forward, we do not expect to experience the same degree of growth in revenues in future years as we did in the first six months of 2003.

Services revenues rose more than 100% to $12.4 million in the second quarter of 2003 from $5.4 million in the second quarter of 2002. Service revenues for the first six months of 2003 increased more than 100% to $25.5 million from $10.3 million in the corresponding period in 2002. The increase reflects an increasing portion of our installed base engaging us for maintenance services, higher installation and training revenues related to the increase in contact center and financial trading floor sales and the impact of the acquisition of TCS. Service revenues accounted for 23% of total revenues for the first six months of 2003 up from 14% in the first six months of 2002. Although we generate lower profit margins on services than on products, our strategy is to continue to grow our global services business, which we believe increases the competitiveness of our product offerings, and thus expect services to represent a growing portion of total revenues in the future.

Revenues in the second quarter of 2003 in the Americas, which includes the United States, Canada, Latin and South America, rose 38% to $29.3 million from $21.2 million in the second quarter of 2002. For the first six months of 2003, revenues in the Americas increased 50% to $59.1 million from $39.3 million for the corresponding prior year period. The increase is largely attributable to higher sales of products and services to contact center and financial trading floor markets and to the public safety market, following the acquisition of TCS. Second quarter 2003 sales to Europe, Middle East and Africa (“EMEA”) rose 75% to $17.7 million from $10.1 million in the second quarter of 2002. Sales in EMEA for the first six months of 2003 increased 52% to $35.0 million from $23.0 million for the first six months of 2002. The increase is due mainly to the acquisition of TCS in November 2002. Revenues in the second quarter of 2003 to Asia-Pacific (“APAC”) increased 33% to $9.1 million from $6.9 million in the second quarter of 2002. For the first six months of 2003, sales in APAC rose 29% to $15.4 million from $12.0 million for the corresponding period in 2002. The increase is due mainly to market share gains and the impact of the TCS acquisition.

Cost of Revenues. Cost of revenues was $27.6 million in the second quarter of 2003 compared with $20.0 million in the second quarter of 2002. Cost of revenues was $54.1 million in the first six months of 2003 compared with $39.8 million for the corresponding period in 2002.

Cost of product revenues rose 21% to $17.2 million in the second quarter of 2003 from $14.3 million in the second quarter of 2002. Cost of product revenues rose 19% to $33.9 million in the first six months of 2003 from $28.4 million in the corresponding period in 2002. The increase in cost in 2003 is due mainly to the higher sales volume. Cost of services revenue rose 80% to $10.3 million in the second quarter of 2003 from $5.7 million in the second quarter of 2002. Cost of services revenues rose 78% to $20.2 million in the first six months of 2003 from $11.3 million in the corresponding period in 2002. The increase in cost is due principally to higher labor, subcontractor and material costs associated with the growth in product installations and maintenance contracts.

Gross Profit. Gross profit on product revenues represented 60.8% of product revenues in the second quarter of 2003 compared with 56.5% in the second quarter of 2002. Gross profit on product revenues represented 59.6% of product revenues in the first six months of 2003 compared with 55.5% in the first six months of 2002 due mainly to a higher proportion of sales of our comparatively higher margin audio platform and applications in the sales mix, product manufacturing efficiencies achieved through completion of the outsourcing of manufacturing of our audio and video platforms to a contract manufacturer at the end of 2002 and engineering design modifications mainly to our digital video recording platform. Gross profit on services revenues represented 16.3% of services revenues in the second quarter of 2003 compared with a 5.7% loss on services revenues in the second quarter of 2002. Gross profit on services revenues represented 20.9% of services revenues in the first six months of 2003 compared with a 9.7% loss in the first six months of 2002. The improvement is due primarily to the higher growth rate in services revenues as compared with service expenses. For the reasons mentioned above, gross profit was $55.4 million or 50.6% of total revenues in the first six months of 2003 compared with $34.5 million or 46.4% of revenues in the corresponding period in 2002. On a forward-looking basis, we expect our gross margins to increase gradually as we realize the benefit of contract manufacturing efficiencies, of leveraging our global service operations and of a growing proportion of software applications in our product revenue mix.

Research and Development, Net. Research and development expense, before capitalization of software development costs and grants, increased to $6.9 million in the second quarter of 2003 from $5.5 million in the second quarter of 2002. For the first six months of 2003, research and development expense increased to $13.6 million from $11.2 million in the corresponding period in 2002 and represented 12.4% and 15.0% of revenues in 2003 and 2002, respectively. The increase in gross outlays was due mainly to the impact of the acquisition of TCS.

Software development costs capitalized in the second quarter of 2003 were $0.4 million compared with $0.9 million in the second quarter of 2002. For the first six months of 2003, capitalized software development costs were $1.0 million compared with $1.9 million for the corresponding period in 2002. Net research and development expense in the second quarter of 2003 increased 38% to $5.8 million from $4.2 million in the second quarter of 2002. Net research and development expense for the first six months of 2003 increased 37% to $11.6 million from $8.5 million in the corrsponding period of 2002. Amortization of capitalized software development costs, included in cost of product revenues, was $1.0 million and $1.0 million in the second quarter of 2003 and 2002, respectively. Amortization of capitalized software development costs, included in cost of product revenues, was $2.0 million and $1.8 million for the first six months of 2003 and 2002, respectively.

Selling and Marketing Expenses. Selling and marketing expenses in the second quarter of 2003 increased 41% to $13.1 million from $9.3 million in the second quarter of 2002. For the first six months of 2003, selling and marketing expenses increased 45% to $26.5 million from $18.3 million for the corresponding period in 2002. The increase in selling and marketing expenses was due principally to higher labor-related costs mainly from the acquisition of TCS and higher commission expenses related to the higher sales. Selling and marketing expenses represented 24.2% of total revenues in the first six months of 2003 compared with 24.6% in the comparable period in 2002. We expect that we will continue to leverage our global sales and distribution infrastructure in the future such that selling and marketing expenses, while increasing on an absolute dollar basis, will decline modestly as a percentage of total revenues.

General and Administrative Expenses. General and administrative expenses increased 36% to $7.6 million in the second quarter of 2003 from $5.6 million in the second quarter of 2002. General and administrative expenses for the first six months of 2003 increased 38% to $14.9 million from $10.8 million in the corresponding period of 2002. General and administrative expenses represented 13.6% and 14.5% of total revenues for the first six months of 2003 and 2002, respectively. On a forward-looking basis, general and administrative expenses, while increasing on an absolute dollar basis, will decline as a percentage of total revenues.

Restructuring. In connection with the restructuring plan implemented in December 2002, we recorded restructuring and other related charges of $834 thousand in accordance with SFAS No. 146 in the second quarter of 2003 and $1.3 million for the first six months of the year.

Financial Income, Net. Financial income, net decreased to $334 thousand in the second quarter of 2003 from $1.4 million in the second quarter of 2002. Financial income, net for the first six months of 2003 decreased to $893 thousand from $2.3 million in the corresponding period in 2002. The decrease reflects exchange losses related to the New Israel Shekel in 2003 compared with exchange gains related to the New Israel Shekel in 2002 and lower prevailing average market interest rates in 2003 compared with 2002.

Other Income (Expense), Net. Other income, net was $4 thousand in the second quarter of 2003 compared with other expense, net of $334 thousand in the second quarter of 2002. Other expense, net for the first six months of 2003 decreased to $33 thousand from $303 thousand in the corresponding period in 2002.

Taxes on Income. In the second quarter of 2003 we recorded a provision for income taxes of $314 thousand compared with $150 thousand in the second quarter of 2002. For the first six months of 2003 we recorded a provision for taxes of $364 thousand compared with $170 thousand in the corresponding period of 2002. The increase is primarily related to operating profits recorded at certain distribution subsidiaries where net operating loss carryforwards are not available to offset operating profits and changes in the Israeli tax laws.

Net Income. Net income for the second quarter of 2003 was $1.4 million compared with $52 thousand in the second quarter of 2002. Net income for the first six months of 2003 was $1.6 million compared with a net loss of $1.1 million in the first half of 2002. The improvement in 2003 resulted primarily from the increase in revenues and gross margin.

Liquidity and Capital Resources

We have historically financed our operations through cash generated from operations and sales of equity securities. We invest our excess cash in instruments that are highly liquid, investment grade securities. At June 30, 2003, we had approximately $87.0 million of cash and cash equivalents and short and long-term investments compared with $68.6 million at December 31, 2002 and $90.5 million at June 30, 2002. The increase in 2003 is due mainly to net operating cash flow.

For the first six months of 2003, cash provided by operations was $17.8 million compared with $6.2 million in the corresponding period in 2002. The improvement in 2003 compared with 2002 was primarily attributable to continued improvement in working capital and net income. We place particular focus on managing our working capital, particularly the level of accounts receivable days sales outstanding and inventories. Days sales outstanding (DSO) in accounts receivable at June 30, 2003 was 81 days compared with 100 days at June 30, 2002. The improvement is primarily attributable to the implementation of process improvements and our credit policy. We expect to see our DSO remain below 100 days during the second half of 2003.

Net cash used in investing activities was $12.7 million for the first six months of 2003 compared with $841 thousand in the first half of 2002. The increase reflects a higher portion of cash invested in marketable securities. Capital expenditures were $2.7 million in the first six months of 2003 and 2002. Capital expenditures in 2003 included investment in our global IT infrastructure systems and equipment for research and development and demonstration purposes. As of June 30, 2003 we have no material commitment for capital expenditures.

Net cash provided by financing activities (mainly net proceeds from the issuance of shares upon the exercise of stock options) was $1.2 million and $1.4 million in the first six months of 2003 and 2002, respectively, primarily as a result of stock options exercised. We have available for use short-term revolving lines of credit at a number of commercial banks totaling up to $25 million. As of June 30, 2003, we also have available for use committed credit lines of $38 million secured by one of our commercial bond portfolios. There are no financial covenants associated with these credit lines. As of June 30, 2003, no amounts were drawn against our short-term lines of credit. The availability under the lines of credit has been reduced, however, by $5.8 million in outstanding guarantees and letters of credit. Additionally, we have one advance payment guarantee in the amount of $2.1 million which stipulates that we will have at least $20 million of cash and long term investments and shareholders’ equity of $100 million.

We believe that based on our current operating forecast, the combination of existing working capital, expected cash flows from operations and available credit lines will be sufficient to finance our ongoing operations for the next twelve months. Depending upon our future growth, the success of our business initiatives and acquisition opportunities, we will consider from time to time various financing alternatives and may seek to raise additional capital to finance our strategic efforts through debt or equity financing, the sale of non-strategic assets or to enter into strategic arrangements.

Qualitative and Quantitative Disclosure About Market Risk

Market risks relating to our operations result primarily from weak economic conditions in the markets in which we sell our products and changes in interest rates and exchange rates. To manage the volatility related to the latter exposure, we may enter into various derivative transactions. Our objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in currency exchange rates. It is our policy and practice to use derivative financial instruments only to manage exposures. We do not use financial instruments for trading purposes and are not a party to any leveraged derivative.

Foreign Currency Risk. We conduct our business primarily in U.S. dollars but also in the currencies of the United Kingdom, Canada, the European Union and Israel. Thus, we are exposed to foreign exchange movements, primarily in UK, European and Israel currencies. We monitor foreign currency exposure and, from time to time, may enter into various contracts to preserve the value of sales transactions and commitments.

Interest Rate Risk. We invest in investment-grade U.S. corporate bonds and dollar deposits with FDIC-insured U.S. banks. Since these investments carry fixed interest rates and since our policy and practice is to hold these investments to maturity, interest income over the holding period is not sensitive to changes in interest rates. As of June 30, 2003 we had no other exposure to changes in interest rates and had no interest rate derivative financial instruments outstanding.

Recently Issued or Adopted Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivatives and Hedging Activities”. SFAS No. 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003. We do not expect the adoption of SFAS No. 149 to have a material impact on its operating results or financial condition.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. As we do not have any of these financial instruments, the adoption of SFAS No. 150 is not expected to have any impact on our consolidated financial statements.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2003. This table should be read in conjunction with our interim consolidated financial statements for the six months ended June 30, 2003, which are incorporated herein by reference. The following information is unaudited.

As of June 30, 2003
Cash and cash equivalents	$25,649

Short-term debt	—

Long-term debt	—

SHAREHOLDERS’ EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 50,000,000 shares as of June 30, 2003;
Issued and outstanding: 15,854,272 shares as of June 30, 2003	4,940
Additional paid-in capital	214,231
Deferred stock compensation	(6)
Accumulated other comprehensive income	2,013
Accumulated deficit	(62,507)

Total shareholders’ equity	158,671

Total capitalization	$158,671

RISK FACTORS

You should carefully consider the risk factors described below before deciding whether to invest in the ADSs offered hereby. The most significant risks and uncertainties we face are described below, but they are not the only ones. Additional risks and uncertainties that are not presently known to us, that we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general may also impair our business operations.

If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In this case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment. Our actual results could differ materially from those anticipated in forward-looking statements contained in this prospectus as a result of various risks, including those discussed below and elsewhere in this prospectus. Please refer to “Special Note Regarding Forward-Looking Statements” on page 3.

Risks Relating to Our Business

The markets in which we operate are characterized by rapid technological changes and frequent new products and service introductions. We may not be able to keep up with these rapid technological and other changes.

We are operating in several markets, each characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can render existing products obsolete and unmarketable and can exert price pressures on existing products. We anticipate that a number of existing and potential competitors will be introducing new and enhanced products that could adversely affect the competitive position of our products. Our most significant market is the market for voice recording platforms and related enhanced applications (or Voice Platforms and Applications). Voice Platforms and Applications are utilized by entities operating in the contact center, trading floor, public safety and air traffic control segments to capture, store, retrieve and analyze recorded data. The market for our Voice Platforms and Applications is, in particular, characterized by a group of highly competitive vendors that are introducing rapidly changing competitive offerings around evolving industry standards.

Our ability to anticipate changes in technology and industry standards and to successfully develop and introduce new, enhanced and competitive products, on a timely basis, in all the markets where we operate, will be a critical factor in our ability to grow and be competitive. As a result, we expect to continue to make significant expenditures on research and development, particularly with respect to new software applications, which are continuously required in all our business areas. The convergence of voice and data networks and wired and wireless communications could require substantial modification and customization of our current products and business models, as well as the introduction of new products. Further, customer acceptance of these new technologies may be slower than we anticipate. We cannot assure you that the market or demand for our products will grow as rapidly as we expect, or if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not render our products obsolete. In addition, our products must readily integrate with major third party security, telephone, front-office and back-office systems. Any changes to these third party systems could require us to redesign our products, and any such redesign might not be possible on a timely basis or achieve market acceptance. Our inability to develop products that are competitive in technology and price and responsive to customer needs could have a material adverse effect on our business, financial condition and results of operations.

Continuing adverse conditions in the information technology sector may lead to a decreased demand for our Voice Platforms and Applications and may harm our business, financial condition and results of operations.

Our operating results may be materially adversely affected as a result of recent unfavorable economic conditions and reduced information technology spending, particularly in the product segments in which we compete. In particular, many enterprises, telecommunications carriers and service providers have reduced spending in connection with contact centers, and many financial institutions have reduced spending related to trading floors. These trends may adversely affect the growth of sales of new applications. If these industry-wide conditions persist, they will likely have an adverse impact, which may be material, on our business, financial condition and results of operations.

The integration of Thales Contact Solutions (or TCS), which we acquired in November 2002, has placed and will continue to place significant demands on our operations and financial resources. If we are unable to successfully integrate TCS into our business, our results of operations and financial condition may suffer.

We acquired TCS in November 2002. In general, the acquisition by one company of another company involves financial, operational and legal risks, including the difficulty of assimilating operations and personnel of the acquired company into the existing operations of the acquiror and of maintaining uniform standards, controls, procedures and policies across expanded operations. We cannot guarantee that we will be able to successfully integrate the management, people, product platforms, partners and distribution channels of TCS with our existing business or that we will be able to successfully manage our expanded operations. The integration of TCS with our business has required, and will continue to require, significant involvement by our senior officers, which places additional demands on our top management in addition to their day-to-day responsibilities in managing our business. In addition, due to the size and complexity of TCS’s business and structure, the integration of TCS has placed and will continue to place significant demands on our operations and financial resources. If we fail to effectively integrate TCS into our business, such failure would likely have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments. In particular, we may not succeed in making additional acquisitions or be effective in integrating such acquisitions.

As part of our growth strategy, we have made a number of acquisitions and have made minority investments in complementary businesses, products or technologies. We frequently evaluate the tactical or strategic opportunity available related to complementary businesses, products or technologies. The process of integrating an acquired company’s business into our operations and/or of investing in new technologies, may result in unforeseen operating difficulties and large expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Other risks commonly encountered with acquisitions include the effect of the acquisition on our financial and strategic position and reputation, the failure of the acquired business to further our strategies, the inability to successfully integrate or commercialize acquired technologies or otherwise realize anticipated synergies or economies of scale on a timely basis and the potential impairment of acquired assets. Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized. Future acquisitions or investments contemplated and/or consummated could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expenses related to intangible assets, any of which could have a material adverse effect on our operating results and financial condition. There can be no assurance that we will be successful in making additional acquisitions or effective in integrating such acquisitions into our existing business. In addition, if we consummate one or more significant acquisitions in which the consideration consists, in whole or in part, of ordinary shares or American Depositary Shares (ADSs), representing our ordinary shares, shareholders would suffer dilution of their interests in us.

We have also invested in companies which can still be considered in the start-up or development stages. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies.

We have recently begun outsourcing the manufacture of our key products. The failure of our product manufacturers to meet our quality or delivery requirements would likely have a material adverse effect on our business, results of operations and financial condition.

During 2002, we entered into a manufacturing agreement with Flextronics Israel Ltd., a global electronics manufacturing services company. Under this agreement, Flextronics provides us with a comprehensive manufacturing solution that covers all aspects of the manufacture of our products from order receipt to product shipment, including purchasing, manufacturing, testing, configuration, and delivery services. This agreement currently covers all our products. In addition, in connection with the acquisition of Thales Contact Solutions (or TCS), we assumed a contract manufacturing agreement with Instem Technologies Ltd, a UK company, pursuant to which Instem manufactures all ex-TCS products. As a result of these arrangements, we are now fully dependent on Flextronics and Instem to process orders, manufacture our products and manage the shipping of our products. Consequently, the process of product orders, and the manufacturing and shipping of our products is not in our control.

We may from time to time experience delivery delays due to the inability of Flextronics and Instem to consistently meet our quality or delivery requirements and we may experience production interruptions if either of Flextronics or Instem is for any reason unable to continue the production of our products. Should we have on-going performance issues with our contract manufacturers, the process to move from one contractor to another is a lengthy and costly process that could affect our ability to execute customer shipment requirements and /or might negatively affect revenue and/or costs. If these manufacturers or any other manufacturer were to cancel contracts or commitments with us or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders and have significantly decreased quarterly revenues and earnings, which would have a material adverse effect on our business, results of operations and financial condition.

If we lose our key suppliers, our business may suffer.

Certain components and subassemblies that are used in the manufacture of our existing products are purchased from a single or a limited number of suppliers. In the event that any of these suppliers are unable to meet our requirements in a timely manner, we may experience an interruption in production until an alternative source of supply can be obtained. Any disruption, or any other interruption of a supplier’s ability to provide components to us, could result in delays in making product shipments, which could have a material adverse effect on our business, financial condition and results of operations. In addition, some of our major suppliers use proprietary technology and software code that could require significant redesign of our products in the case of a change in vendor. Further, if suppliers discontinue their products, or modify them in manners incompatible with our current use, or use manufacturing processes and tools that could not be easily migrated to other vendors, we could have significant delays in product availability, which would have a significant adverse impact on our results of operations and financial condition. Although we generally maintain an inventory for some of our components and subassemblies to limit the potential for an interruption and we believe that we can obtain alternative sources of supply in the event our suppliers are unable to meet our requirements in a timely manner, we cannot assure you that our inventory and alternative sources of supply would be sufficient to avoid a material interruption or delay in production.

Operating internationally exposes us to additional and unpredictable risks.

We sell our products throughout the world and intend to continue to increase our penetration of international markets. From 1998 to 2002, between approximately 96% and 99% of our total sales were derived from sales to customers outside of Israel, and between approximately 42% and 53% of our total sales were made to customers in North America. A number of risks are inherent in international transactions. Our future results could be materially adversely affected by a variety of factors including changes in exchange rates, general economic conditions, regulatory requirements, tax structures or changes in tax laws, and longer payment cycles in the countries in our geographic areas of operations. International sales and operations may be limited or disrupted by the imposition of governmental controls and regulations, export license requirements, political instability, trade restrictions, changes in tariffs and difficulties in managing international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations.

Our business strategy continues to evolve and, as a result, we may experience difficulty managing changes in our business.

Historically we have supplied the hardware and some software for implementing multimedia recording solutions. Our shift toward providing professional support services and an enterprise software business model has required and will continue to require substantial change, potentially resulting in some disruption to our business. These changes may include

•	changes in management and technical personnel;

•	expanded or differing competition resulting from entering the enterprise software market;

•	increased need to expand our distribution network to include system integrators which could impact revenues and gross margins; and

•	as our applications are sold either to our installed base or to new customers together with our recording platforms, the rate of adoption of our software applications by the market.

The changes in our business may place a significant strain on our operational and financial resources. We may experience substantial disruption from changes and could incur significant expenses and write-offs. We must carefully manage expense and inventory levels consistent with product demand and manage accounts receivable to limit credit risk. Inaccurate data (for example supply/demand forecasts) could quickly result in insufficient reserves.

We have recently expanded into new markets and may not be able to manage our expansion and anticipated growth effectively.

We have recently established a sales infrastructure in Hong Kong by relocating a portion of our Israel-based sales operations and by recruiting new managers and sales persons in order to bring about a growth in revenue in the Asia Pacific market. Also, in 2002 we expanded our presence in Europe (mainly in the United Kingdom) and in the Middle East and Africa (or the “EMEA region”) through organic growth and through our acquisition of TCS. The growth in our business in the EMEA region is still in its early stage, and in particular, we are just beginning to develop our digital video business in the EMEA region. We expect continued growth, particularly in connection with the enhancement and expansion of our operations in the EMEA region, as well as in the Asia Pacific region. We may establish additional operations within these regions where growth opportunities are projected to warrant the investment. However, we cannot assure you that our revenues will increase as a result of this expansion or that we will be able to recover the expenses we incurred in effecting the expansion. Our failure to effectively manage our expansion of our sales, marketing, service and support organizations could have a negative impact on our business. To accommodate our global expansion, we are continuously implementing new or expanded business systems, procedures and controls. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be completed successfully.

If we lose our key personnel or cannot recruit additional personnel, our business may suffer.

If our growth continues, we will be required to hire and integrate new employees. Recruiting and retaining qualified engineers and computer programmers to perform research and development and to commercialize our products, as well as qualified personnel to market and sell those products, are critical to our success. As of December 31, 2002, approximately 25% of our employees were devoted to research and product development and 27% were devoted to marketing and sales. There can be no assurance that we will be able to successfully recruit and integrate new employees. Competition for highly skilled employees, including sales, technical and management personnel, may again become high in the technology industry. We may also experience personnel changes as a result of our move from multimedia recording equipment towards business performance solutions. An inability to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and enhancements for existing products and to successfully market such products, all of which would likely have a material adverse effect on our results of operations and financial position. Our success also depends, to a significant extent, upon the continued service of a number of key management, sales, marketing and technical employees, the loss of whom could materially adversely affect our business, financial condition and results of operations.

Inadequate intellectual property protections could prevent us from enforcing or defending our intellectual property and we may be subject to liability in the event our products infringe on the proprietary rights of third parties and we are not successful in defending such claims.

Our success is dependent, to a significant extent, upon our proprietary technology. We currently own ten patents (including seven in the United States) to protect our technology and we have 46 applications pending in the United States and other countries. We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure and non-competition agreements, to establish and protect the technology used in our systems. However, we cannot assure you that such measures will be adequate to protect our proprietary technology, that competitors will not develop products with features based upon, or otherwise similar to, our systems or that we will prevail in any proceeding instituted by us in order to enjoin competitors from selling similar products.

Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that one or more third parties will not make a contrary claim or that we will be successful in defending such claim. In June 2000, Dictaphone Corporation, one of our competitors, filed a patent infringement claim relating to certain technology embedded in some of our products. The claim is for damages for past infringement and enjoinment of any continued infringement of Dictaphone patents. In the court’s discretion, the damages may be trebled and attorney fees awarded. As a result we might be forced to pay significant damages and licensing fees, modify our business practices or even be enjoined from conducting a significant part of our U.S. business. Any such results could materially harm our business. We believe, however, that we have a valid defense to this claim and are vigorously defending it. We have received notification from our insurance company indicating that the claim is not covered by our insurance policy; however, our insurance company has agreed to reimburse for us all legal expenses that we are expending in defense of the claim while reserving its final decision on this matter until the final outcome of the litigation. The discovery period is closed, dispositive motions have been filed with the Court, and we are awaiting the Court’s decisions on these motions as well as scheduling for trial.

In April 2002, we received a letter from Dictaphone stating that several of our products were using technology protected by additional Dictaphone patents and offering us a licensing arrangement for these patents. We believe that none of our products infringe upon those patents.

From time to time, we receive “cease and desist” letters alleging patent infringements. No formal claims or other actions (aside from Dictaphone) have been filed with respect to such letters. We believe that none of these allegations has merit. We cannot assure you, however, that we will be successful in defending Dictaphone’s infringement claim or other claims. We also cannot assure you that Dictaphone’s claims, or others’ claims if asserted, will not have a material adverse effect on our business, financial condition, or operations. Defending the infringement claim or other claims could involve substantial costs and diversion of management resources. In addition, to the extent we are not successful in defending such claims, we may be subject to injunctions with respect to the use or sale of certain of our products or to liabilities for damages and may be required to obtain licenses which may not be available on reasonable terms.

We face potential product liability claims against us.

Our products focus specifically on organizations’ business-critical operations. We may be subject to claims that our products are defective or that some function or malfunction of our products caused or contributed to property, bodily or consequential damages. We minimize this risk by incorporating provisions into our distribution and standard sales agreements that are designed to limit our exposure to potential claims of liability. We carry product liability insurance in the amount of $15,000,000 per occurrence and $15,000,000 overall. No assurance can be given that all claims will be covered either by the contractual provisions limiting liability or by the insurance, or that the amount of any individual claim or all claims will be covered by the insurance or that the amount of any individual claim or all claims in the aggregate will not exceed policy coverage limits. A significant liability claim against us could have a material adverse effect on our results of operations and financial position.

Undetected problems in our products could directly impair our financial results.

If flaws in design, production, assembly or testing of our products (by us or our suppliers) were to occur, we could experience a rate of failure in our products that would result in substantial repair, replacement or service costs and potential liability and damage to our reputation. There can be no assurance that our efforts to monitor, develop, modify and implement appropriate test and manufacturing processes for our products will be sufficient to permit us to avoid a rate of failure in our products that results in substantial delays in shipment, significant repair or replacement costs or potential damage to our reputation, any of which could have a material adverse effect on our business, results of operations and financial condition.

We face risks relating to government contracts.

We sell our products to, among other customers, governments and governmental entities. These sales are subject to special risks, such as delays in funding, termination of contracts or sub-contracts at the convenience of the government, termination, reduction or modification of contracts or sub-contracts in the event of changes in the government’s policies or as a result of budgetary constraints, and increased or unexpected costs resulting in losses or reduced profits under fixed price contracts. Although to date we have not experienced any material problems in our performance of government contracts, or in the receipt of payments in full under such contracts, we cannot assure you that we will not experience problems in the future.

We depend on certain key strategic partners for sales of our products. If our relationship with these partners is for any reason impaired, our business and results of operations will likely suffer.

We have agreements in place with many distributors, dealers and resellers to market and sell our products and services in addition to our direct sales force. We derive a significant percentage of our revenues from one or more of our distributor channels. Our financial results could be materially adversely affected if our contracts with channel partners were terminated, if our relationship with channel partners were to deteriorate or if the financial condition of our channel partners were to weaken. In 2002, more than 57% of our indirect sales for Voice Platforms and Applications came from strategic partners, which accounted for a total of 39% of our entire Voice Platforms and Applications sales, or 32% of our entire sales. Our competitors’ ability to penetrate these strategic relationships, particularly our relationship with Avaya Inc. (formerly Enterprise Network Group of Lucent Technologies Inc.), our largest global distribution partner and one of the leading global providers of enterprise business communication platforms in voice, e-business and data, may result in a significant reduction of sales through that partner.

In addition, as our market opportunities change, we may have increased reliance on particular channel partners, which may negatively impact gross margins. There can be no assurance that we will be successful in maintaining or expanding these channels. If we are not successful, we may lose sales opportunities, customers and market share. In addition, there can be no assurance that our channel partners will not develop or market products or services in competition with us in the future.

We rely substantially on a single product.

We are dependent on the success of the NiceLog system and related products to maintain profitability. In 1998, 1999, 2000, 2001 and 2002, approximately and respectively, 94%, 88%, 84%, 79%, and 78% of our revenues were generated from sales of NiceLog systems and related products and we anticipate that such products will continue to account for a significant portion of our sales in the next several years. A significant decline in sales of NiceLog systems and related products, or a significant decrease in the profit margin on such products, could have a material adverse effect on our business, financial condition or results of operations.

Our service revenues are dependent on our installed base of customers.

We derive a significant portion of our revenues from services, which include maintenance, project management, support and training. As a result, if we lose a major customer or if a support contract is delayed or cancelled, our revenues would be adversely affected. In addition, customers who have accounted for significant services revenues in the past may not generate revenues in future periods. Our failure to obtain new customers or additional orders from existing customers could also materially affect our results of operations.

The markets in which we operate are highly competitive and we may be unable to compete successfully.

The market for our products and related services, in general, is highly competitive. Additionally, some of our principal competitors such as Witness Inc. and Verint, Inc. may have significantly greater resources and larger customer bases than do we. We have seen evidence of deep price reductions by our competitors and expect to continue to see such behavior in the future, which, if we are required to match such discounting, will adversely affect our gross margins and results of operations. To date, we have been able to manage our product design and component costs. However, there can be no assurance that we will be able to continue to achieve reductions in component and product design costs. Further, the relative and varying rates of increases or decreases in product price and cost could have a material adverse impact on our earnings.

We are expanding the scope of our Voice Platforms and Applications to Enterprise Performance Management solutions, with a focus on analytic software solutions that are based on voice and data content analysis. The market for such content analysis applications is still in its early phases. Successful positioning of our products is a critical factor in our ability to maintain growth. Furthermore, new potential entrants from the traditional enterprise business intelligence and business analytics sector may decide to develop recording and content analysis capabilities and compete with us in this emerging opportunity. As a result, we expect to continue to make significant expenditures on marketing. We cannot assure you that the market awareness or demand for our new products will grow as rapidly as we expect, or if at all, that we will successfully develop new products or introduce new applications for existing products, that such new products and applications will achieve market acceptance or that the introduction of new products or technological developments by others will not adversely impact the demand for our products.

The recent expansion of Voice over Internet Protocol (or VOIP) into contact centers and trading floors may allow one or more of our competitors to take a leadership position with respect to this new technology. Strategic partners may change their vendor preference as a result. New developments of VOIP may lead to embedded VOIP recording as part of the VOIP switch or networking infrastructure. We cannot assure you that our products or existing partnerships will ensure sustainable leadership.

With respect to the market for digital video products and applications (or Video Platforms and Applications), our Video Platforms and Applications are utilized by entities in the CCTV security, gaming and retail industries to capture, store and analyze digital video and related data. The market for our Video Platforms and Applications is highly competitive and includes products offering a broad range of features and capacities. We compete with a number of large, established manufacturers of video recording systems and distributors of similar products, as well as new emerging competitors. The price per channel of digital recording systems has decreased throughout the market in recent years, primarily due to competitive pressures. We cannot assure you that the price per channel of digital recording systems will not continue to decrease or that our gross profit will not decrease as a result.

With respect to the public safety segment of our business, our ability to succeed depends on our ability to develop an effective network of distributors to the mid-low segment of the public safety market, while facing pricing pressures and low barriers to entry. We face significant competition from other well-established competitors, including Dictaphone Corporation, CVDS Inc., VoicePrint Inc. and others. Prices have decreased throughout the market in recent years, primarily due to competitive pressures. We cannot assure you that prices will not continue to decrease or that our gross profit will not decrease as a result. We believe that our ability to sell and distribute our Voice Platforms and Applications in the public safety market depends on the success of our marketing and product development initiatives. We cannot assure you that we will be successful in these initiatives.

If the pace of spending by the U.S. Department of Homeland Security is slower than anticipated, our security business will likely be adversely affected, perhaps materially.

The market for our security solutions in CCTV continuous recording, public safety and law enforcement is highly dependent on the spending cycle and spending scope of the United States Department of Homeland Security, as well as local, state and municipal governments and security organizations in international markets. We cannot be sure that the spending cycle will materialize and that we will be positioned to benefit from the potential opportunities.

We may be unable to develop strategic alliances and marketing partnerships for the global distribution of our Video Platforms and Applications, which may limit our ability to successfully market and sell these products.

We believe that developing marketing partnerships and strategic alliances is an important factor in our success in marketing our Video Platforms and Applications and in penetrating new markets for such products. However, unlike our Video Platforms and Applications, we have just recently started to develop a number of strategic alliances for the marketing and distribution of our Video Platforms and Applications. We cannot assure you that we will be able to develop such partnerships or strategic alliances on terms that are favorable to us, if at all. Failure to develop such arrangements that are satisfactory to us may limit our ability to successfully market and sell our Video Platforms and Applications and may have a negative impact on our business and results of operations.

We may be unable to commercialize new video content analysis applications.

We are currently in the process of developing and commercializing new video content analysis applications that will enable real-time detection of security threats. The market for such video content analysis applications is still in an early phase. In addition, because this is a new opportunity for changing security procedures and represents a transition to proactive security management, we are not able to predict the pace at which security organizations will adopt this technology, if at all. Successful positioning of our products is a critical factor in our ability to maintain growth. New potential entrants to the market may decide to develop video content analysis capabilities and compete with us in this emerging opportunity. As a result, we expect to continue to make significant expenditures on marketing. We cannot assure you that a market for these products will develop as rapidly as we expect or at all, that we will successfully develop new products or introduce new applications for existing products, that new products or applications will meet market expectations and needs, that we will be successful in penetrating these markets and in marketing our products or that the introduction of new products or technological developments by others will not adversely impact the demand for our video content analysis applications.

We may be unable to sustain our position in certain specialized and early stage business markets.

The portion of our business that produces communication intelligence and direction finding applications for use by military intelligence operations is small in size and we are considered a niche player in this market. We are depending on systems integrators to assist us in growing this business. However, we cannot assure you that we will be able to sustain this business in the longer term.

In addition, our NiceTrack system for the lawful interception marketplace has been designed on a highly specific basis to meet the new European Telecommunications Standardization Institute standard. The implementation of this standard throughout Europe may be very slow and the potential of sales may be limited.

We may have exposure to additional income tax liabilities.

As a global corporation, we are subject to income taxes both in Israel and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. From time to time, we are subject to income tax audits. While we believe we comply with all applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed additional taxes, there could be a material adverse affect on our results of operations and financial condition.

We may be treated as a passive foreign investment company, which would have adverse tax consequences for our U.S. shareholders.

Based on our income, assets and activities for the year 2002, we believe that we were not a PFIC for that year, nor do we expect to become a PFIC in the foreseeable future. However, there can be no assurances that we will not be treated as a PFIC for that year or any taxable year. If we are or become a PFIC for any taxable year included in your holding period, we generally will remain a PFIC for all subsequent taxable years with respect to your holding of our ADSs, and there could be material adverse tax consequences to our U.S. shareholders. For a more detailed discussion, see “U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” beginning on page 93 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, filed with the Commission on June 26, 2003 and incorporated herein by reference.

Our business could be materially adversely affected by war, terrorism and natural disaster.

In the event of war, acts of terrorism or natural disaster, such as widespread disease, earthquake, or flood, we could experience significant business interruption. Such conflicts may also cause damage or disruption to transportation and communication systems, which could effect our suppliers’ ability to deliver products and to our employees’ and partners ability to conduct business and provide services.

Risks Relating to Israel

Our business may be impacted by inflation and NIS exchange rate fluctuations.

Exchange rate fluctuations between the United States dollar and the NIS may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities related expenses, are incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

We are subject to the political, economic and military conditions in Israel.

Our headquarters, research and development and main manufacturing facilities are located in the State of Israel, and we are directly affected by the political, economic and military conditions to which Israel is subject. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians, which has led to a crisis in the entire peace process and affected Israel’s relationship with several Arab countries. Any armed conflicts or political instability in the region could negatively affect local business conditions and harm our results of operations. We cannot predict the effect on the region of the increase in the degree of violence between Israel and the Palestinians. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities. Our products are heavily dependent upon components imported from, and most of our sales are made to, countries outside of Israel. Accordingly, our operations could be materially adversely affected if trade between Israel and its present trading partners were interrupted or curtailed.

Some of our directors, officers and employees are currently obligated to perform annual military reserve duty. Additionally, in the event of a military conflict, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time. We cannot assess the full impact of these requirements on our workforce or business and we cannot predict the effect on us of any expansion or reduction of these obligations.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon our directors and officers, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since the majority of our assets and most of our directors and officers are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

We depend on the availability of government grants and tax benefits.

We derive and expect to continue to derive significant benefits from various programs and laws in Israel including tax benefits relating to our “Approved Enterprise” programs and certain grants from the Office of the Chief Scientist, or OCS, for research and development. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting the research, development and manufacturing of products developed with such OCS grants in Israel (unless a special approval has been granted). From time to time, the Israeli Government has discussed reducing or eliminating the availability of these grants, programs and benefits and there can be no assurance that the Israeli Government’s support of grants, programs and benefits will continue. Pursuant to an amendment to Israeli regulations, income from two of our “Approved Enterprises” is exempt from income tax for only two years. Following this two-year period, the “Approved Enterprise” will be subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following eight years. Income from the other two “Approved Enterprises” is tax exempt for four years. Following this four-year period, the “Approved Enterprises” are subject to corporate tax at a reduced rate of 10-25% (based on the percentage of foreign ownership in each taxable year) for the following six years. If grants, programs and benefits available to us or the laws under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments), our business, financial condition and results of operations could be materially adversely affected.

Risks Related to Our Ordinary Shares and ADSs

Our share price is volatile and may decline.

Numerous factors, some of which are beyond our control, may cause the market price of our ordinary shares or our ADSs, each of which represents one ordinary share, to fluctuate significantly. These factors include, among other things, announcements of technological innovations, development of or disputes concerning our intellectual property rights, customer orders or new products by us or our competitors, currency exchange rate fluctuations, earning releases by us or our competitors, market conditions in the industry and the general state of the securities markets, with particular emphasis on the technology and Israeli sectors of the securities markets.

Our operating results in one or more future periods may fluctuate significantly and may cause our share price to be volatile.

The sales cycle for our products and services is variable, typically ranging between a few weeks to several months from initial contact with the potential client to the signing of a contract. Frequently, sales orders accumulate towards the latter part of a given quarter. Looking forward, given the lead time required by our contract manufacturer, if a large portion of sales orders are received late in the quarter, we may not be able to deliver products within the quarter and thus such sales will be deferred to a future quarter. There can be no assurance that such deferrals will result in sales in the near term, or at all. Thus, delays in executing client orders may affect our revenue and cause our operating results to vary widely. Additionally, as a high percentage of our expenses, particularly employee compensation, is relatively fixed, a variation in the level of sales, especially at or near the end of any quarter, may have a material adverse impact on our quarterly operating results.

In addition, our quarterly operating results may be subject to significant fluctuations due to other factors, including the timing and size of orders and shipments to customers, variations in distribution channels, mix of products, new product introductions, competitive pressures and general economic conditions. It is difficult to predict the exact mix of products for any period between hardware, software and services as well as within the product category between audio platforms and related applications, digital video and communications intelligence. Because a significant portion of our overhead consists of fixed costs, our quarterly results may be adversely impacted if sales fall below management’s expectations. In addition, the period of time from order to delivery of our Audio and Video Platforms and Applications is short, and therefore our backlog for such products is currently, and is expected to continue to be, small and substantially unrelated to the level of sales in subsequent periods. As a result, our results of operations for any quarter may not necessarily be indicative of results for any future period. Due to all of the foregoing factors, in some future quarters our sales or operating results may be below our forecasts and the expectations of public market analysts or investors. In such event, the market price of our ordinary shares and ADSs would likely be materially adversely affected.

Sales of our equity shares by the selling shareholder may adversely affect the prices of our equity shares and the ADSs.

Sales of substantial amounts of our equity shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

An active or liquid trading market for our ADSs is not assured.

An active, liquid trading market for our ADSs may not be maintained in the long term. Loss of liquidity could increase price volatility.

ADS holders may be restricted in their ability to exercise voting rights.

At our request, The Bank of New York, as depositary for the American Depositary Receipts (the “Depositary”) will mail to you any notices of shareholder meetings received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from you in time relating to matters that have been forwarded to you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

USE OF PROCEEDS

All ADSs offered by this prospectus are being offered by the selling shareholder. We will not receive any proceeds from any sale of shares by the selling shareholder.

SELLING SHAREHOLDER

All of the shares being offered hereby are being offered for the account of the selling shareholder. The selling shareholder may sell the shares being offered hereby at any time or from time to time, in such amounts as the selling shareholder, in its sole discretion, determines, subject to the provisions of that certain Sale and Purchase Agreement dated as of July 30, 2002, by and among Thales SA, NICE and certain of NICE’s subsidiaries and that certain Registration Rights Agreement dated as of November 2, 2002, by and between Thales SA and NICE. Neither the filing with the Securities and Exchange Commission of the registration statement of which this prospectus is a part nor the distribution of this prospectus should be construed to suggest that any or all of the shares being offered for the account of the selling shareholder are being offered for sale at any given time.

The following table sets forth certain information, as provided by the selling shareholder, with respect to the shares owned by the selling shareholder and the number of shares which may be offered for sale pursuant to this prospectus by the selling shareholder. This information was accurate as of the date such information was provided to us. The amount set forth may have increased or decreased since the date such information was provided.

The shares may be offered from time to time by the selling shareholder named below. However, the selling shareholder is under no obligation to sell all or any portion of the shares, nor is the selling shareholder obligated to sell any shares immediately under this prospectus.

Since the selling shareholder may sell all or part of its ordinary shares and such offerings are not being underwritten on a firm commitment basis, no estimate can be given as to the number of ordinary shares that will be held by the selling shareholder upon termination of any offering made hereby.

	Shares Beneficially Owned Before An Offering		Number of Shares Being Registered Hereby
Name of Selling Shareholder	Number of Shares	Percent of Total Outstanding Shares (as of June 30, 2003)
Thales SA 173 Boulevard Haussmann Paris France 75008	2,187,500	14%	2,187,500

PLAN OF DISTRIBUTION

We are registering ADSs representing ordinary shares on behalf of the selling shareholder. As used in this prospectus, selling shareholder includes donees and pledgees selling ADSs representing ordinary shares received from the selling shareholder after the date of this prospectus. The selling shareholder may from time to time sell all or any portion of their ADSs representing ordinary shares in one or more types of transactions on The Nasdaq National Market, which may include block transactions, in the over-the-counter market, in privately negotiated transactions, through options or other derivative transactions relating to the ADSs to cover short sales, or a combination of such methods of sale, in such a manner at such price and on such terms as they may determine, subject to the provisions of (i) that certain Sale and Purchase Agreement, dated as of July 30, 2002, by and among NICE Systems Ltd. and certain of its subsidiaries and Thales S.A. and (ii) that certain Registration Rights Agreement, dated November 2, 2002, by and between NICE Systems Ltd. and Thales S.A. The selling shareholder also may resell all or a portion of its ADSs representing ordinary shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of such rule. Any of the transactions described above may or may not involve brokers or dealers. The selling shareholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of ADSs representing ordinary shares by the selling shareholder.

The selling shareholder may effect sale transactions by selling ADSs representing ordinary shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholder and/or the purchasers of ADSs representing ordinary shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions.

The selling shareholder and any broker-dealers that act in connection with the sale of ADSs representing ordinary shares might be deemed to be “underwriters” within the meaning of Section 2(11)

of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the ADSs sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify the selling shareholder against certain liabilities, including liabilities arising under the Securities Act. The selling shareholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of ADSs against certain liabilities, including liabilities arising under the Securities Act.

Because the selling shareholder may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling shareholder will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholder that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act may apply to its sales in the market. Regulation M generally provides that, during an offering by a selling shareholder, such shareholder may not bid for, purchase, or attempt to induce any person to bid for or purchase, the securities being offered.

Pursuant to Rule 416 of the Securities Act, the selling shareholder may also offer ordinary shares issued as a result of stock splits, stock dividends and anti-dilution provisions.

Upon a selling shareholder notifying us that he, she or it has entered into any material arrangement with a broker-dealer for the sale of ordinary shares or ADSs through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	The name of each such selling shareholder and of the participating broker-dealer(s);
•	The number of ordinary shares or ADSs involved;
•	The price at which such ordinary shares or ADSs were sold;
•	The commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
•	That such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
•	Other facts material to the transaction.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

We have agreed with the selling stockholders to keep the Registration Statement, which includes this prospectus, effective until the later of (i) November 2, 2005 or (ii) the date on which all securities to which this prospectus relates are eligible to be sold or distributed pursuant to Rule 144 (or any successor provision) under the Securities Act within any consecutive three-month period, without volume limitations.

The following table sets forth the fees and expenses payable by NICE in connection with the registration and offering of the securities under the Registration Statement:

Securities and Exchange Commission Filing Fee		$3,519.91
Accounting Fees and Expenses		*15,000.00
Legal Fees and Expenses		*30,000.00
Miscellaneous Fees and Expenses (i.e. printing, ADS issuance)		* 2,000.00
Total	$	*50,519.91

*	Estimated

NICE has agreed to pay all of the expenses incident to the issuance and registration of the ADSs. NICE has not agreed to pay out-of-pocket expenses and legal fees incurred by the selling shareholder.

LEGAL MATTERS

The validity of the ordinary shares underlying the ADSs will be passed upon for NICE by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Tel-Aviv, Israel, Israeli counsel to NICE. Brown Raysman Millstein Felder & Steiner LLP, New York, New York, has acted as U.S. counsel to NICE in connection with the filing of the Registration Statement to which this prospectus relates.

EXPERTS

The consolidated financial statements of NICE included in our annual report on Form 20-F for the year ended December 31, 2002, which are incorporated by reference in this prospectus and the Registration Statement of which this prospectus forms a part, have been audited by Kost, Forer & Gabbay, a member of Ernst & Young Global, independent public accountants, as indicated in their report with respect thereto. Such financial statements are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

The balance sheet of Thales Contact Solutions and certain other subsidiaries of Thales S.A. relating to the business and assets acquired by NICE in connection with its acquisition of Thales Contact Solutions as at December 31, 2001 and December 31, 2000, and the related statements of operations and cash flows for the year ended December 31, 2001 and the six months ended December 31, 2000, which have been included in this prospectus and the Registration Statement of which this prospectus forms a part, have been audited by Barbier, Frinault & Autres, Reseau Ernst &Young, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

INDEX TO FINANCIAL INFORMATION

PAGE

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2003 OF NICE SYSTEMS LTD. AND SUBSIDIARIES	F-2

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS	F-9

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS	F-17

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS	F-19

UNAUDITED COMBINED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND JUNE 30, 2001 OF THALES CONTACT SOLUTIONS AND CERTAIN OTHER SUBSIDIARIES OF THALES S.A. RELATING TO THE BUSINESS AND ASSETS ACQUIRED BY NICE SYSTEMS LTD.	F-21

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS	F-28

REPORT OF INDEPENDENT AUDITORS	F-29

AUDITED COMBINED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE SIX MONTHS ENDED DECEMBER 31, 2000 OF THALES CONTACT SOLUTIONS AND CERTAIN OTHER SUBSIDIARIES OF THALES S.A. RELATING TO THE BUSINESS AND ASSETS ACQUIRED BY NICE SYSTEMS LTD.	F-30

NOTES TO THE AUDITED COMBINED FINANCIAL STATEMENTS	F-37

NICE SYSTEMS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2003

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Interim Consolidated Balance Sheets	F-3 - F-4

Interim Consolidated Statements of Operations	F-5

Interim Consolidated Statements of Cash Flows	F-6 - F-8

Notes to Interim Consolidated Financial Statements	F-9 - F-16

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2003	December 31, 2002
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25,649	$19,281
Short-term bank deposits	179	208
Marketable securities	28,813	33,853
Trade receivables (net of allowance for doubtful accounts of $ 6,034 and $ 6,010 at June 30, 2003 and December 31, 2002, respectively)	41,544	45,863
Unbilled receivables	3,191	7,495
Other receivables and prepaid expenses	9,131	8,234
Related party receivables	6,169	12,804
Inventories	15,083	13,480

Total current assets	129,759	141,218

LONG-TERM INVESTMENTS:
Long-term marketable securities	32,355	15,247
Investment in affiliate	1,200	1,200
Severance pay fund	6,532	5,490
Long-term receivables and prepaid expenses	886	888

Total long-term investments	40,973	22,825

PROPERTY AND EQUIPMENT, NET	20,972	24,345

INTANGIBLE ASSETS, NET	18,523	20,483

GOODWILL	22,417	27,417

Total assets	$232,644	$236,288

The accompanying notes are an integral part of the interim consolidated financial statements.

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30, 2003	December 31, 2002
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$—	$24
Trade payables	15,797	16,129
Accrued expenses and other liabilities	47,336	45,859

Total current liabilities	63,133	62,012

LONG-TERM LIABILITIES:
Accrued severance pay	7,451	6,240
Other long-term liabilities	3,389	13,500

Total long-term liabilities	10,840	19,740

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 50,000,000 shares as of June 30, 2003 and December 31, 2002;
Issued and outstanding: 15,854,272 and 15,704,425 shares as of June 30, 2003 and December 31, 2002, respectively	4,941	4,908
Additional paid-in capital	214,231	213,003
Deferred stock compensation	(6)	(12)
Accumulated other comprehensive income	2,012	782
Accumulated deficit	(62,507)	(64,145)

Total shareholders’ equity	158,671	154,536

Total liabilities and shareholders’ equity	$232,644	$236,288

The accompanying notes are an integral part of the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Six months ended June 30,		Year ended December 31, 2002
	2003	2002
	Unaudited
Revenues:
Products	$84,022	$63,943	$134,783
Services	25,500	10,341	27,722

Total revenues	109,522	74,284	162,505

Cost of revenues:
Products	33,936	28,445	58,693
Services	20,178	11,348	26,054

Total cost of revenues	54,114	39,793	84,747

Gross profit	55,408	34,491	77,758

Operating expenses:
Research and development, net	11,608	8,468	17,925
Selling and marketing	26,524	18,271	40,494
General and administrative	14,856	10,752	23,806
Amortization of acquired intangible assets, restructuring expenses, in-process research and development and goodwill impairment	1,278	—	29,092

Total operating expenses	54,266	37,491	111,317

Operating income (loss)	1,142	(3,000)	(33,559)
Financial income, net	893	2,335	3,992
Other expenses, net	(33)	(303)	(4,065)

Income (loss) before taxes on income	2,002	(968)	(33,632)
Taxes on income	364	170	350

Net income (loss)	$1,638	$(1,138)	$(33,982)

Basic income (loss) per share	$0.10	$(0.09)	$(2.46)

Diluted income (loss) per share	$0.10	$(0.09)	$(2.46)

The accompanying notes are an integral part of the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31, 2002
	2003	2002
	Unaudited
Cash flows from operating activities:
Net income (loss)	$1,638	$(1,138)	$(33,982)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	9,203	7,424	15,665
Write-off of acquired in-process research and development	—	—	1,270
Stock compensation in respect of CPS settlement	—	—	469
Amortization of deferred stock compensation	6	6	12
Accrued severance pay, net	169	(244)	(436)
Goodwill impairment	—	—	28,260
Impairment of investment in affiliate	—	—	229
Amortization of discount (premium) and accrued interest on held-to-maturity marketable securities	674	181	915
Decrease (increase) in trade and unbilled receivables	9,046	(5,555)	(2,146)
Increase in other receivables and prepaid expenses	(422)	(889)	(1,254)
Decrease (increase) in inventories	(1,516)	2,034	4,510
Increase in long-term prepaid expenses	—	(106)	(446)
Increase (decrease) in trade payables	(369)	3,198	3,199
Increase (decrease) in accrued expenses and other liabilities	(721)	1,172	3,533
Other	52	98	315

Net cash provided by operating activities	17,760	6,181	20,113

The accompanying notes are an integral part of the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31, 2002
	2003	2002
	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(2,734)	(2,742)	(5,439)
Proceeds from sale of property and equipment	341	273	557
Purchase of intangible assets	—	(610)	(610)
Investment in held-to-maturity marketable securities	(32,827)	(8,454)	(16,936)
Proceeds from maturity of held-to-maturity marketable securities	20,085	13,082	29,492
Proceeds from sale of a held-to-maturity marketable security	—	820	820
Proceeds from (investment in) short-term bank deposits, net	45	(393)	115
Payment for the acquisition of TCS (a)	—	—	(31,480)
Decrease in related party receivables from TCS acquisition	6,635	—	—
Decrease in accrued acquisition costs	(2,951)	—	(214)
Capitalization of software development costs	(1,245)	(2,817)	(4,609)

Net cash used in investing activities	(12,651)	(841)	(28,304)

Cash flows from financing activities:
Proceeds from issuance of shares and exercise of share options, net	1,260	1,418	2,119
Short-term bank credit, net	(24)	—	24

Net cash provided by financing activities	1,236	1,418	2,143

Effect of exchange rate changes on cash	23	(9)	73

Increase (decrease) in cash and cash equivalents	6,368	6,749	(5,975)
Cash and cash equivalents at the beginning of the period	19,281	25,256	25,256

Cash and cash equivalents at the end of the period	$25,649	$32,005	$19,281

The accompanying notes are an integral part of the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Six months ended June 30, 2003	Year ended December 31, 2002
		Unaudited
(a)	Payment for the acquisition of certain assets and liabilities of TCS
	Estimated fair value of assets acquired and liabilities assumed at the acquisition date:
	Working capital (excluding cash and cash equivalents)		$8,347
	Related party receivables		12,804
	Property and equipment		7,616
	Intangible assets		9,320
	In-process research and development		1,270
	Other long-term liability		(13,500)
	Goodwill		26,682

			52,539
	Less - amount acquired by issuance of shares		(18,051)
	Less - accrued acquisition costs		(3,008)

			$31,480

	Non cash activities:
	Issuance of additional shares in respect of SCI acquisition:
	Goodwill		$29

	Settlement agreement with Instem (see Note 4)
	Goodwill	$(5,162)

The accompanying notes are an integral part of the interim consolidated financial statements.

NICE SYSTEMS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	NICE Systems Ltd. (“NICE”) and subsidiaries (collectively - “the Company”) develop, market and support integrated, scalable multimedia digital recording platforms, enhanced software applications and related professional services. These solutions capture and analyze unstructured (non-transaction) data and convert it into actionable knowledge for business and security performance management applications. The Company’s solutions capture multiple forms of interaction, including voice, fax, email, web chat, radio, and video transmissions over wire line, wireless, packet telephony, terrestrial trunk radio and data networks.

The Company’s products are based on two types of recording platforms - audio and video - and are used primarily in contact centers, trading floors, public safety organizations, transportation, corporate security, gaming and correctional facilities, as well as various government and intelligence agencies.

The Company’s products are sold primarily through a global network of distributors, system integrators and strategic partners; a portion of product sales and most services are sold directly to end-users.

The Company’s markets are located primarily in North America, Europe and the Far East.

b.	Basis of preparation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2003, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2003.

The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Registrant Company and Subsidiaries’ annual report on Form 20-F for the year ended December 31, 2002.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2002 are applied consistently in these financial statements.

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and FIN No. 44 “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock option plan. Under APB No. 25, when the exercise price of the Company’s options is less than the market value of the underlying shares on the date of grant, compensation expense is recognized and amortized over the vesting period. The pro forma information with respect to the fair value of the options is provided in accordance with the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123 “Accounting for Stock-based Compensation”.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123”. SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As at the balance sheet date, the Company continues to apply APB No. 25.

Pro forma information regarding net income (loss) and net earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the six months ended June 30, 2003, for the six months ended June 30, 2002 and for the year ended December 31, 2002: risk-free interest rates of 1%, 2% and 1.7%, respectively; dividend yields of 0%, 0% and 0%, respectively; volatility factors of the expected market price of the Company’s Ordinary shares of 0.829, 0.919 and 0.827, respectively, and a weighted average expected life of the option of 4.3, 4.3 and 4.3 years, respectively.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS No. 123:

	Six months ended June 30,		Year ended December 31, 2002
	2003	2002
	Unaudited
Net income (loss) as reported	$1,638	$(1,138)	$(33,982)
Add: Stock based compensation expense included in the determination of net loss as reported	6	6	12
Deduct: Stock based compensation expense determined under fair value method for all awards	(5,582)	(11,098)	(18,467)

Pro forma net loss	$(3,938)	$(12,230)	$(52,437)

Basic and diluted net income (loss) per share as reported	$0.10	$(0.09)	$(2.46)

Pro forma basic and diluted net loss per share	$(0.25)	$(0.92)	$(3.80)

c.	Recently issued accounting pronouncements:

In November 2002, the EITF reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The provisions of this Consensus are not expected to have a significant effect on the Company’s financial position or operating results.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of SFAS No. 149 to have a material impact on its results of operations or financial position.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatory redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to the Company’s existing financial instruments effective July 1, 2003, the beginning of the first fiscal period after June 15, 2003. The adoption of this statement is not expected to have a material effect on the Company’s financial position, results of operation or cash flows.

NOTE 3:- INVENTORIES

	June 30, 2003	December 31, 2002
	Unaudited
Raw materials	$3,497	$4,880
Work-in-progress	195	535
Finished goods	11,391	8,065

	$15,083	$13,480

NOTE 4:- GOODWILL

The changes in the carrying amount of goodwill for the period ended June 30, 2003 are as follows:

Balance as of January 1, 2003	$27,417
Adjustment to goodwill in respect of settlement agreement with Instem	(5,162)
Foreign currency translation adjustments	162

Balance as of June 30, 2003	$22,417

In the acquisition of TCS, the Company assumed an outsourcing manufacturing agreement with a third party contractor (“Instem”). During the second quarter of 2003, the Company signed an agreement with Instem to amend and terminate the exclusive manufacturing agreement as of November 2004. The cost to the Company under the termination agreement was $ 5,162 less than the amount provided in respect of Instem manufacturing agreement at the acquisition date. Consequently, goodwill has been reduced by $ 5,162.

NOTE 5:- GUARANTEES AND CONTINGENT LIABILITIES

a.	Guarantees:

The Company provided a guarantee in the amount of $ 40 to the Israeli Chamber of Commerce and Industry to secure the return of equipment shipped abroad; in the amount of $ 1,339 in respect of liability for projects in progress; in the amount of $ 3,343 for the performance of projects for customers who made advance payments in respect of said projects and in the amount of $ 280 to the Ministry of Finance of Belgium in respect of VAT registration and in the amount of $ 247 to the Customs and Excise, U.K. The Company also provided a guarantee in the amount of $ 118 in respect of premises leased in France, $ 15 in respect of warranty of its products, $ 352 in respect of bids and a Stand by Letter of Credit in the amount of $ 100 as a payment guarantee to a supplier in Taiwan.

b.	Legal proceedings

1.	In June 2000, Dictaphone Corporation, one of the Company’s competitors, filed a patent infringement claim relating to certain technology embedded in some of the Company’s products. The claim is for damages for past infringement and enjoinment of any continued infringement of Dictaphone patents. In the court’s discretion, the damages may be trebled and attorney fees awarded. As a result the Company might be forced to pay significant damages and licensing fees, modify its business practices or even be enjoined from conducting a significant part of its U.S. business. Any such results could materially harm the Company’s business. The Company believes, however, that it has a valid defense to this claim and is vigorously defending it. The Company has received notification from its insurance company indicating that the claim is not covered by the Company’s insurance policy; however, the insurance company has agreed to reimburse for all legal expenses that the Company is expending in defense of the claim while reserving its final decision on this matter until the final outcome of the litigation. The discovery period is closed, dispositive motions have been filed with the Court, and the Company is awaiting the Court’s decisions on these motions as well as scheduling for trial.

2.	On February 8, 2001, the trading price of the Company’s securities dropped, following the Company’s announcements that, among other things, the Company would be restating its revenue for fiscal year 1999 and the first three quarters of 2000 and that the Company was revising downward its revenue estimates for the final quarter of 2000. Thereafter, various plaintiffs filed in the United States District Court for the District of New Jersey fourteen putative class action securities lawsuits against the Company and several of its present or former officers and directors. The first of these actions was commenced on February 13, 2001. All of the actions have been allocated to the Newark vicinage of the District of New Jersey, and all have been assigned to the Hon. Joseph A. Greenaway, Jr., U.S.D.J.

NOTE 5:- GUARANTEES AND CONTINGENT LIABILITIES (Cont.)

The complaint in each action alleges that the Company and the individual defendants violated Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated there under. The plaintiffs also attempt to state a “control person” claim against several of the individual defendants under Section 20(a) of the Exchange Act, 15 U.S.C. § 78t(a). While there are differences among the fourteen complaints, the plaintiffs essentially contend that the Company and the individual defendants misrepresented to investors, either affirmatively or through omissions, the Company’s financial results and the value of its securities. The plaintiffs seek damages in an unspecified amount. The plaintiffs in each such action seek to represent a class of investors in the Company’s securities throughout a specified period, approximately from February 2000 to February 2001.

On April 11, 2001, the Company and several of the individual defendants successfully moved to consolidate the various actions under the caption “In re: Nice Systems Ltd. Securities Litigation,” Master File No. 01-CV-00737 (JAG), and to establish a schedule for the filing by plaintiffs of an amended consolidated complaint and the Company and the individual defendants’ response to such complaint.

By Order dated May 21, 2001, a group of plaintiffs were appointed “lead plaintiffs” pursuant to the Private Securities Litigation Reform Act of 1995, 15 U.S.C. § 78u-4(a)(3)(B). On August 20, 2001, the Lead Plaintiffs filed and served a Consolidated Amended Class Action Complaint, purporting to bring their securities claims on behalf of a class of persons who purchased the Company’s ADSs between November 3, 1999, and February 7, 2001. On October 22, 2001, the Company and the individual defendants moved to dismiss the consolidated complaint in its entirety, for failure to state a claim upon which relief could be granted, for failure to plead fraud with the requisite particularity and on grounds of forum non conveniens in favor of proceedings in Israel. Briefing on that motion was completed on December 27, 2001.

Before that motion was decided by the Court, the parties to the litigation entered into a settlement of the claim, without any admission of liability or wrongdoing on the Company’s part, in the amount of $ 10,000, including attorneys’ fees. The Company received the funds for this settlement through its directors and officers’ insurance policy.

Because the action was brought as a class action, the settlement was subject to court approval. By Order dated April 7, 2003, the settlement was approved by the United States District Court for the District of New Jersey, over the objections of two shareholders. On April 30, 2003, one of those shareholders, James J. Hayes, appealed from that Order to the United Stated Court of Appeals for the Third Circuit.

NOTE 6: - GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment. See Note 1a for a brief description of the Company’s business. Total revenues are attributed to geographic areas based on the location of end customers.

The following presents total revenues and long-lived assets for the six months ended June 30, 2003, 2002 and for the year ended December 31, 2002:

	June 30, 2003		June 30, 2002		December 31, 2002
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
Americas	$59,130	$9,697	$39,332	$32,280	$88,426	$10,843
EMEA (*	32,223	17,952	20,667	119	47,684	18,489
Far East	15,385	89	11,955	105	22,829	95
Israel	2,784	34,174	2,330	28,150	3,566	42,818

	$109,522	$61,912	$74,284	$60,654	$162,505	$72,245

*)	Includes Europe, the Middle East (excluding Israel) and Africa.

b.	Product lines:

Total revenues from external customers divided on the basis of the Company’s product lines are as follows:

	Six months ended June 30,		Year ended December 31, 2002
	2003	2002
	Unaudited
Digital audio and applications	$92,466	$61,489	$132,408
Digital video	14,036	9,087	22,933
COMINT	3,020	3,708	7,164

	$109,522	$74,284	$162,505

c.	Major customers data as a percentage of total revenues:

21.9	24.2	22.3

NOTE 7:- EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

		Six months ended June 30,		Year ended December 31, 2002
		2003	2002
		Unaudited
1.	Numerator:

	Numerator for basic and diluted net earnings (loss) per share -
	Income available to Ordinary shareholders	$1,638	$(1,138)	$(33,982)

2.	Denominator (in thousands):

	Denominator for basic net earnings per share -
	Weighted average number of shares	15,815	13,360	13,795

	Effected of dilutive securities	70	—	—

	Denominator for diluted net earnings (loss) per share - adjusted weighted average shares assuming exercise of options	15,885	13,360	13,795

NOTE 8:- TOTAL COMPREHENSIVE INCOME (LOSS)

Net income (loss)	$1,638	$(1,138)	$(33,982)
Unrealized gains (losses) on derivative instruments, net	474	(527)	27
Foreign currency translation adjustments	756	60	793

Total comprehensive income (loss)	$2,868	$(1,605)	$(33,162)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

The following unaudited pro forma condensed combined statement of operations has been prepared to give effect to the acquisition by NICE of substantially all the assets and liabilities of Thales Contact Solutions (“TCS”) under the purchase method of accounting after giving effect to the pro forma adjustments described in the accompanying notes.

A pro forma condensed balance sheet as of December 31, 2002 is not presented since the transaction is already reflected in the consolidated balance sheet of NICE as of December 31, 2002.

The following unaudited pro forma condensed combined statement of operations combines the historical statements of operations of NICE and TCS. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2002, gives effect to the acquisition as if it had occurred on January 1, 2002 and combines the historical audited statement of operations of NICE for such year and the unaudited statement of operations of TCS for the 10 month period ended October 31, 2002 (The results of operations of TCS have been included in the consolidated financial statements of NICE for the period from the date of acquisition (November 1, 2002) through December 31, 2002). Integration costs are not included in the accompanying unaudited pro forma condensed combined statement of operations.

This pro forma information should be read in conjunction with the respective consolidated historical financial statements (including notes thereto) of NICE, for the year ended December 31, 2002, as presented in our Annual Report on Form 20-F, which is incorporated by reference herein and the historical financial statements of TCS included elsewhere in this prospectus.

Unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the acquisition occurred at the beginning of the period presented, nor is it indicative of future results of operations. This unaudited pro forma condensed combined statement of operations is based upon the respective historical financial statements of NICE and TCS and does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined company. The pro forma adjustments are based on available financial information and certain estimates and assumptions that NICE believes are reasonable and that are set forth in the notes to the unaudited pro forma condensed combined statements of operations.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31, 2002	10 months period ended October 31, 2002	10 months period ended October 31, 2002		Year ended December 31, 2002
	NICE	TCS	Pro forma Adjustments		Pro forma Combined
Revenues	$162,505	$51,497			$214,002
Cost of revenues	84,747	32,659	433	(a)	117,839

Gross profit	77,758	18,838	(433)		96,163

Operating expenses:
Research and development, net	17,925	9,309			27,234
Selling and marketing	40,494	20,809	292	(b)	61,595
General and administrative	23,806	3,705			27,511
Amortization of acquired intangible assets, restructuring expenses, in-process research and development and goodwill impairment	29,092	1,742	(1,270	)(c)	29,564

Total operating expenses	111,317	35,565	(978)		145,904

Operating loss	(33,559)	(16,727)	545		(49,741)
Financial income, net	3,992	(3,115)	(1,125	)(d)	(248)
Other income (expenses), net	(4,065)	—			(4,065)

Loss before taxes on income	(33,632)	(19,842)	(580)		(54,054)
Taxes on income	350	(3)			347

Net loss	$(33,982)	$(19,839)	$(580)		$(54,401)

Basic and diluted net loss per share	$(2.46)				$(3.49)

Basic and diluted weighted average number of shares outstanding (in thousands)	13,795				15,605

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL -BASIS OF PROFORMA PRESENTATION

In November 2002, the Company acquired certain assets and assumed certain liabilities of Thales Contacts Solutions (“TCS”). The total purchase price consisted of $29,950 in cash, and $18,051 in shares, which, in the aggregate, represented the market value of 2,187,500 shares of NICE ordinary shares on the acquisition date. The purchase price also included $4,538 of transaction costs, consisting primarily of legal, accounting and valuation fees. The transaction was accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date the acquisition was completed.

Under the terms of the agreement, the initial cash portion of the purchase price was adjusted downward by $12,804 in respect of the actual net value of assets acquired and 2002 sales of TCS. As a result of the purchase price adjustment, the acquisition cost was reduced to $39,735. Of the $12,804 referred to above, Thales paid us $6,600 in March 2003, and pending agreement on the actual value of net assets acquired, NICE expects to recover the outstanding balance during 2003. In the event that NICE and Thales are not able to agree on the net asset value, the matter will be submitted to binding arbitration in accordance with the terms of the acquisition agreement.

The purchase consideration was estimated as follows:

Ordinary shares	$18,051
Cash consideration	29,950
Acquisition costs	4,538
Related party receivable	(12,804)

Total consideration	$39,735

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Trade receivables	$15,808
Other receivables and prepaid expenses	1,448
Inventories	6,776
Property and equipment	7,616
In-process research and development	1,270
Trademarks	1,040
Core technology	1,620
Distribution network	6,160
Maintenance contracts	500
Goodwill	26,682

Total assets acquired	68,920

Trade payables	(1,747)
Accrued expenses and other liabilities	(13,938)
Long-term liability	(13,500)

Total liabilities assumed	(29,185)

Net assets acquired	$39,735

NOTE 1:- GENERAL -BASIS OF PROFORMA PRESENTATION (Cont.)

The $ 1,270 assigned to in-process research and development was written off at the date of acquisition in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”. These expenses have not been included in the pro forma condensed combined statement of operations, as they do not represent a continuing expense.

NOTE 2:- PRO FORMA ADJUSTMENTS

The pro forma condensed combined statement of operations for the year ended December 31, 2002 includes the adjustments necessary to give effect to the acquisition as if it had occurred on January 1, 2002. Adjustments included in the pro forma condensed combined statement of operations are summarized as follows:

(a)	To record amortization of core technology and maintenance contracts acquired in the acquisition for the ten month period ended October 31, 2002.

(b)	To record amortization of trademarks acquired in the acquisition for the ten month period ended October 31, 2002.

(c)	To eliminate in-process research and development write-offs included in the historical financial statements of NICE in the amount of $ 1,270.

(d)	To reduce interest income as if the cash paid for the acquisition and acquisition costs, totaling $ 31,480, was paid on January 1, 2002, using an interest rate of 4.29%.

THALES CONTACT SOLUTIONS AND CERTAIN OTHER SUBSIDIARIES OF THALES S.A.

RELATING TO THE BUSINESS AND ASSETS ACQUIRED BY NICE SYSTEMS LTD.

UNAUDITED COMBINED FINANCIAL STATEMENTS

For the six months ended June 30, 2002 and June 30, 2001

COMBINED BALANCE SHEETS

Euros in thousands

	June 30,
	2001	2002
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,190	1,273
Trade receivables (net of allowance for doubtful accounts of - € 182 and € 702 in 2001 and 2002, respectively)	27,877	20,681
Amounts due from related parties	184	502
Other receivables and prepaid expenses	2,053	4,276
Inventories	12,600	11,670

Total current assets	43,904	38,402

LONG-TERM ASSETS:
Prepaid benefit cost	8,719	9,462
Deferred tax	411	317
Other long-term expenses	574	—

Total long-term assets	9,704	9,779

PROPERTY AND EQUIPMENT, NET	8,174	8,612

GOODWILL, NET	47,098	44,486

Total assets	108,880	101,279

The accompanying notes are an integral part of the consolidated financial statements.

COMBINED BALANCE SHEETS

Euros in thousands

	June 30,
	2001	2002
LIABILITIES AND COMBINED NET WORTH OF THE BUSINESS

CURRENT LIABILITIES:
Bank overdrafts	768	23,661
Trade payables	13,782	6,024
Amounts due to related parties	1,283	2,124
Note payable due to related party	29,532	24,110
Accrued expenses and other liabilities	13,736	13,606

Total current liabilities	59,101	69,525

LONG-TERM LIABILITIES:
Deferred lease payments	60	19
Accrued benefit liability	712	637

Total long-term liabilities	772	656

COMMITMENTS AND CONTINGENT LIABILITIES

COMBINED NET WORTH OF THE BUSINESS:
Funds allocated by Thales	52,581	51,005
Accumulated other comprehensive income	(2,254)	357
Retained earnings (accumulated deficit)	(1,320)	(20,264)

Total combined net worth of the Business	49,007	31,098

Total liabilities and combined net worth of the Business	108,880	101,279

The accompanying notes are an integral part of the consolidated financial statements.

COMBINED STATEMENTS OF OPERATIONS

Euros in thousands

	Half-Year ended June 30,
	2001	2002
Revenues	50,368	36,368
Product	46,193	31,275
Service	4,175	5,093
Cost of revenues	24,643	19,447

Gross profit	25,725	16,921

Operating expenses:
Research and development	7,919	6,563
Selling and marketing	18,477	13,895
General and administrative	2,093	2,222
Amortization of acquired intangible assets and restructuring expenses	2,697	1,724

Total operating expenses	31,186	24,404

Operating income (loss)	(5,461)	(7,483)
Financial income (expenses), net	(1,185)	(737)
Other income (expenses), net	—	—

Income (loss) before taxes on income	(6,646)	(8,220)
Taxes on income	(491)	(3)

Net income (loss)	(6,155)	(8,217)

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN COMBINED NET WORTH OF THE BUSINESS

Euros in thousands

	Funds allocated by Thales	Accumulated other comprehensive loss	Retained earnings (Accumulated deficit)	Total comprehensive income (loss)	Total combined net worth of the Business
Balance as of December 31, 2000	52,542	(1,291)	4,835		56,086

Creation of Thales Contact Solutions S.A.	39				39
Comprehensive loss:
Effect of exchange in currency translation		(963)		(963)	(963)
Net loss			(6,155)	(6,155)	(6,155)

Total comprehensive loss				(7,118)

Balance as of June 30, 2001	52,581	(2,254)	(1,320)		49,007

Balance as of December 31, 2001	52,581	(1,542)	(12,047)		38,992

Reduction in funds allocated by Thales	(1,576)				(1,576)
Comprehensive loss:
Effect of exchange in currency translation		1,899		1,899	1,899
Net loss			(8,217)	(8,217)	(8,217)

Total comprehensive loss				(6,318)

Balance as of June 30, 2002	51,005	357	(20,264)		31,098

The accompanying notes are an integral part of the consolidated financial statements.

COMBINED STATEMENTS OF CASH FLOWS

Euros in thousands

	Half-Year ended June 30,
	2001	2002
Net income (loss)	(6,155)	(8,217)

Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:

Depreciation	1,481	1,652
Deferred tax	(463)	60
Goodwill amortisation	2,612	—

	(2,525)	(6,505)
Cash flows from operating activities:

Decrease (increase) in trade and unbilled receivables	(7,449)	6,107
Decrease (increase) in amounts due from related parties	226	(336)
Decrease (increase) in other receivables and prepaid expenses	(1,376)	(2,292)
Decrease (increase) in inventories	1,561	1,300

Increase in long-term prepaid expenses	(542)	534
Increase (decrease) in trade payables	7,172	1,337
Increase (decrease) in amounts due to related parties	(59)	214
Increase (decrease) in accrued expenses and other liabilities	(969)	1,282
Increase (decrease) in deferred lease payments and other long-term liabilities	171	69

Net cash provided by (used in) operating activities	(3,790)	1,710

The accompanying notes are an integral part of the consolidated financial statements.

COMBINED STATEMENTS OF CASH FLOWS

Euros in thousands

	Half-Year ended June 30,
	2001	2002
Cash flows from investing activities:

Purchase of property and equipment (net of disposals at cost)	(2,509)	(151)
Creation of Thales Contact Solutions SA	(36)	—
Reduction in funds allocated by Thales	—	(1,576)

Net cash provided by (used in) investing activities	(2,545)	(1,727)

Cash flows from financing activities:

Loan from related party	5,023	(14,060)
Bank overdraft	768	12,104

Net cash provided by financing activities	5,791	(1,956)

Effect of exchange in currency translation	(963)	1,899

Increase (decrease) in cash and cash equivalents	(1,507)	(74)
Cash and cash equivalents at the beginning of the year	2,697	1,347

Cash and cash equivalents at the end of the year	1,190	1,273

The accompanying notes are an integral part of the consolidated financial statements.

COMBINED STATEMENTS OF CASH FLOWS

Euros in thousands

	Half-Year ended June 30,
	2001	2002
Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Income taxes	1,192	—
Interest expenses (net of income)	1,044	902

The accompanying notes are an integral part of the consolidated financial statements.

THALES CONTACT SOLUTIONS AND CERTAIN OTHER SUBSIDIARIES OF THALES S.A.

RELATING TO THE BUSINESS AND ASSETS ACQUIRED BY NICE SYSTEMS LTD.

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS

NOTE 1:- INVENTORIES

	June 30,
	2001	2002
Raw materials	7,800	7,128
Work in progress	2,628	511
Finished goods	8,793	9,349

	19,221	16,988

Less: provision for obsolete stock	(6,621)	(5,318)

	12,600	11,670

NOTE 2:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Security interests and pledges:

The Business provided bank guarantees in the amount of € 1,513 at June 30, 2002 in the event of breach or non-performance of projects for customers.

b.	Legal proceedings

Lawsuits have been lodged against the Business in the ordinary course of business. The Business intends to defend itself vigorously against those lawsuits. Management cannot predict the outcome of the lawsuits nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuits.

Madison Interiors:

TCS Ltd entered into a contact with Madison Interiors (“Madison”) for the refit of the Hedge End premises. TCS Ltd stipulated as a requirement to Madison that the electricity supply to the site was sufficient. Madison confirmed that the supply was sufficient. Madison is now seeking to recover from Thales the cost (€ 153) expended by Madison to upgrade the electricity supply. TCS Ltd maintains this was a cost assumed by Madison under the contract. No provision was accrued as the Business intends to defend itself vigorously.

THALES CONTACT SOLUTIONS AND CERTAIN OTHER SUBSIDIARIES OF THALES S.A.

RELATING TO THE BUSINESS AND ASSETS ACQUIRED BY NICE SYSTEMS LTD.

REPORT OF INDEPENDENT AUDITORS

To the management of Thales S.A.

We have audited the accompanying combined balance sheet of Thales Contact Solutions Business (composed of wholly owned subsidiaries of Thales S.A. (see Note 1)) as of December 31, 2001 and 2000, and the related combined statements of operations, change in net worth and cash flows for the six-month period ended December 31, 2000 and for the year 2001, all expressed in euros. These combined financial statements are the responsibility of the Thales Contact Solutions Business’ management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Thales Contact Solutions Business, as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the six-month period ended December 31, 2000 and for the year 2001 in conformity with accounting principles generally accepted in the United States.

Neuilly-sur-Seine, August 7, 2003

The Statutory Auditor

/S/    BARBIER FRINAULT & AUTRES

BARBIER FRINAULT & AUTRES

Gilles Puissochet

THALES CONTACT SOLUTIONS AND CERTAIN OTHER SUBSIDIARIES OF THALES S.A.

RELATING TO THE BUSINESS AND ASSETS ACQUIRED BY NICE SYSTEMS LTD.

AUDITED COMBINED FINANCIAL STATEMENTS

For the year ended December 31, 2001 and the six months ended December 31, 2000

COMBINED BALANCE SHEETS

Euros in thousands

	December 31,
	2000	2001
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,697	1,347
Trade receivables (net of allowance for doubtful accounts of - € 183 and € 511 in 2000 and 2001, respectively)	20,429	26,788
Amounts due from related parties	409	166
Other receivables and prepaid expenses	677	1,984
Inventories	14,161	12,970

Total current assets	38,373	43,255

LONG-TERM ASSETS:
Prepaid benefit cost	8,206	9,421
Deferred tax	230	377
Other long-term expenses	545	575

Total long-term assets	8,981	10,373

PROPERTY AND EQUIPMENT, NET	7,146	10,113

GOODWILL, NET	49,635	44,486

Total assets	104,135	108,227

The accompanying notes are an integral part of the combined financial statements.

COMBINED BALANCE SHEETS

Euros in thousands

	December 31,
	2000	2001
LIABILITIES AND COMBINED NET WORTH OF THE BUSINESS

CURRENT LIABILITIES:
Bank overdrafts	—	11,557
Trade payables	6,610	4,687
Amounts due to related parties	1,342	1,911
Note payable due to a related party	24,509	38,170
Accrued expenses and other liabilities	14,705	12,324

Total current liabilities	47,166	68,649

LONG-TERM LIABILITIES:
Capital lease obligation	81	39
Deferred tax	281	—
Accrued benefit liability	521	547

Total long-term liabilities	883	586

COMMITMENTS AND CONTINGENT LIABILITIES
COMBINED NET WORTH OF THE BUSINESS:
Funds allocated by Thales	52,542	52,581
Accumulated other comprehensive income	(1,291)	(1,542)
Retained earnings (accumulated deficit)	4,835	(12,047)

Total combined net worth of the Business	56,086	38,992

Total liabilities and combined net worth of the Business	104,135	108,227

The accompanying notes are an integral part of the combined financial statements.

COMBINED STATEMENTS OF OPERATIONS

Euros in thousands

	6 months ended December 31,	Year ended December 31,
	2000	2001
Revenues, net	43,929	84,494

Cost of revenues	20,903	40,997

Gross profit	23,026	43,497

Operating expenses:
Research and development	4,790	15,688
Selling and marketing	12,337	33,748
General and administrative	1,609	3,674
Amortization of acquired intangible assets, and restructuring expenses	2,571	5,838

Total operating expenses	21,307	58,948

Operating loss	1,719	(15,451)
Financial expenses, net	(1,164)	(1,890)

Income (loss) before taxes	555	(17,341)
Tax expense (benefit)	370	(459)

Net (loss) income	185	(16,882)

The accompanying notes are an integral part of the combined financial statements.

STATEMENTS OF CHANGES IN COMBINED NET WORTH OF THE BUSINESS

Euros in thousands

	Funds allocated by Thales	Accumulated other comprehensive loss	Retained earnings (Accumulated deficit)	Total comprehensive income (loss)	Total combined net worth of the Business
Balance as of July 1, 2000	10,636		4,650		15,286

Investment by Thales	41,906				41,906
Comprehensive loss:
Effect of exchange in currency translation		(1,291)		(1,291)	(1,291)
Net loss			185	185	185

Total comprehensive loss				(1,106)

Balance as of December 31, 2000	52,542	(1,291)	4,835		56,086

Creation of Thales Contact Solutions S.A.	39				39
Comprehensive loss:
Effect of exchange in currency translation		(251)		(251)	(251)
Net loss			(16,882)	(16,882)	(16,882)

Total comprehensive loss				(17,133)

Balance as of December 31, 2001	52,581	(1,542)	(12,047)		38,992

The accompanying notes are an integral part of the combined financial statements.

COMBINED STATEMENTS OF CASH FLOWS

Euros in thousands

	6 months ended December 31,	Year ended December 31,
	2000	2001
Net income (loss)	185	(16,882)

Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,497	3,061
Loss on disposal of property and equipment	180	1,043
Deferred tax	(69)	(429)
Goodwill amortization	2,612	5,225

	4,405	(7,982)
Cash flows from operating activities:

Decrease (increase) in trade receivables	(5,174)	(6,359)
Decrease (increase) in amounts due from related parties	1,127	243
Decrease (increase) in other receivables and prepaid expenses	1,344	(1,307)
Decrease (increase) in inventories	29	1,191
Decrease in long-term prepaid expenses	(514)	(1,245)
Increase (decrease) in trade payables	(514)	(1,923)
Increase (decrease) in amounts due to related parties	(1,945)	568
Increase (decrease) in accrued expenses and other liabilities	(419)	(2,381)
Increase (decrease) in deferred lease payments and other long-term liabilities	(12)	(14)

Net cash provided by (used in) operating activities	(1,674)	(19,209)

The accompanying notes are an integral part of the combined financial statements.

COMBINED STATEMENTS OF CASH FLOWS

Euros in thousands

	6 months ended December 31,	Year ended December 31,
	2000	2001
Cash flows from investing activities:

Purchase of property and equipment	(2,036)	(7,071)
Other	—	(37)

Net cash used in investing activities	(2,036)	(7,108)

Cash flows from financing activities:

Loan from a related party	6,230	13,661
Bank overdrafts	(443)	11,557

Net cash provided by financing activities	5,787	25,218

Effect of exchange in currency translation	(308)	(251)

Increase (decrease) in cash and cash equivalents	1,770	(1,350)
Cash and cash equivalents at the beginning of the period	927	2,697

Cash and cash equivalents at the end of the period	2,697	1,347

The accompanying notes are an integral part of the combined financial statements.

COMBINED STATEMENTS OF CASH FLOWS

Euros in thousands

	6 months ended December 31,	Year ended December 31,
	2000	2001
Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Income taxes	491	1,192
Interest expenses (net of income)	1,100	1,799

The accompanying notes are an integral part of the combined financial statements.

THALES CONTACT SOLUTIONS AND CERTAIN OTHER SUBSIDIARIES OF THALES S.A.

RELATING TO THE BUSINESS AND ASSETS ACQUIRED BY NICE SYSTEMS LTD.

NOTES TO THE AUDITED COMBINED FINANCIAL STATEMENTS

NOTE 1:- BASIS OF PRESENTATION

a.	Business and concentration of risk

Thales Contact Solutions (“TCS”, or the “Business”) designs, manufactures, markets and sells professional voice and data recorders and associated applications for the communications recording market, and provides related professional services. Its products (the “TCS products”) are part of the CEM (Customer Experience Management) market space, which is an extension of the broader CTI (Computer Telephony Integration) and CRM (Customer Relationship Management) markets.

The Business serves the needs of multiple markets, primarily customer contact centers (formerly called call centers), financial institutions, air traffic control sites and public safety centers, located primarily in North America, Europe and the Far East.

The Business depends on a limited number of suppliers and, since November 2001, on a single supplier for most finished products and spares. If such a supplier fails to deliver the necessary goods, the Business may be required to seek alternative sources of supply. A change in supplier could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Business’s operational results and financial position.

The Business relies upon a limited number of independent dealers and distributors to market, sell and service its products in certain markets. If the Business is unable to effectively manage and maintain relationships with its dealers and distributors, or to enter into similar relationships with others, its ability to market and sell its products in certain markets will be affected. In addition, a loss of a major dealer or distributor, or any event negatively affecting such dealer or distributor’s financial condition, could cause a material adverse effect on the Business’s operational results and financial position.

b.	Basis of preparation

These combined financial statements have been prepared in connection with the transaction described in Note 16.

The accompanying combined financial statements include components of the following wholly-owned subsidiaries of Thales, S.A. (“Thales”), a company incorporated in France, as detailed below:

•	Thales Contact Solutions Ltd. (“TCS Ltd.”), a company incorporated in the U.K.;

NOTE 1:- BASIS OF PRESENTATION (Cont.)

•	Thales Contact Solutions, Inc. (“TCS Inc.”), a company incorporated in the U.S. Prior to June 2001, TCS Inc. acted as distributor for products subsequently distributed by an affiliated company, Thales Heim Data Systems Inc. For the purposes of these combined accounts, the activity related to Heim Data Systems for 2000 and the first 5 months of 2001 has been excluded from the accounts of TCS Inc., as it is not part of the proposed transaction.

•	Thales Contact Solutions GmbH (“TCS GmbH”), a company incorporated in Germany, which started its operations in July 2001. Prior to July 2001, the TCS products were distributed by an affiliated company, Thales-Heim Systems GmbH. For the purposes of these combined accounts, the activity related to the TCS products for 2000 and the first 6 months of 2001 has been carved out from the accounts of Thales-Heim Systems GmbH.

•	Thales Contact Solutions S.A. (“TCS S.A.”), a company incorporated in France, which started its operations as a distributor and a service provider in April 2001.

As an integrated business unit of Thales, the Business had not previously prepared separate combined financial statements in accordance with generally accepted accounting principles in the United States. The combined financial statements of the Business reflect the assets, liabilities, revenues, expenses and cash flow directly attributable to the Business, as well as certain allocations and attributions, to present the financial position, results of operations and cash flows of the Business as if it were a separate entity.

Allocations were made for indirect expenses that were common to the Business and other Thales’ activities, based on the following criteria which management considers to be reasonable:

Costs of sales:

Allocated expenses within this caption include in particular costs for use of facilities and human resources, and allocation criteria includes square footage for facilities, headcount for the human resources.

Administrative and selling expenses:

Allocated expenses within this caption include in particular costs for use of legal, accounting, administrative and tax resources which were allocated to the Business on a basis consistent with Thales’ costs allocation, generally based on headcounts.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The combined financial statements were prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that effect the amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Translation of financial statements

The financial statements of the individual companies are expressed in their functional currency according to the provision of Statement of Financial Accounting Standards No. 52—“Foreign Currency Translation” (“SFAS No. 52”).

For the purpose of these combined accounts, the Business selected the Euro as reporting currency of Thales S.A., the ultimate parent company. Financial statements of the individual companies were translated into Euro using the provision of SFAS No. 52.

c.	Principles of combination:

Intercompany transactions and balances have been eliminated in consolidation.

d.	Cash equivalents:

The Business considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

e.	Inventories:

Inventories are stated at the lower of cost or net realisable value. The cost of raw materials and work-in-progress is determined on a First-In, First-Out (FIFO) basis, and the cost of finished goods is determined on the basis of computed manufacturing costs.

Inventory provisions are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products.

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Computers and peripheral equipment	33
Office furniture and equipment	15-33
Machinery	10-25
Motor vehicles	25

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Goodwill:

Goodwill is stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful life at the following annual rate:

%
Goodwill	10

The carrying values and the appropriateness of the amortization period of goodwill are periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining amortization period. If this review indicates that goodwill will not be recoverable, the carrying value of the goodwill is reduced to estimated fair value.

h.	Combined net worth of the Business:

The combined net worth of the Business represents the excess of assets over liabilities.

i.	Revenue recognition:

The Business generates revenues from sales of products, which include hardware and software solutions delivered together, support services and maintenance.

The Business sells its products indirectly through resellers, integrators and distributors, all of whom are considered end-users, and through its direct sales force. Revenues are recorded as orders are shipped to end-users or services are rendered.

Revenues from product sales are recognized when all criteria outlined in Staff Accounting Bulletin No. 101 “Revenue Recognition in the Financial Statements” (“SAB No. 101”) and Statement of Position (SOP 97-2) “Software revenue recognition” are met. Revenue from products is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist and collectibility is probable.

For software arrangements with multiple elements, revenue is recognized on each element based on Vendor-Specific Objective Evidence (“VSOE”) of the fair value of each element in the arrangement, in accordance with the “residual method” prescribed by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions”. The company’s VSOE used to allocate the sales price to support services and maintenance is based on the renewal price. Under the residual method, revenue is recognized for the delivered elements when (i) there is VSOE of the fair values of all the undelivered elements, and (ii) all revenue recognition criteria of SOP 97-2, as amended, are satisfied.

Revenues from maintenance and support services are recognized ratably over the contractual period or as services are performed.

Deferred revenue includes amounts received from customers for which revenue has not yet been recognized.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Warranty costs:

Provisions for warranty are made at the time revenues are recognized for estimated warranty costs based on the Business’ experience.

k.	Research and development costs:

Research and development costs are charged to expenses as incurred. Within the Business organization of the development process, technological feasibility for software products is reached shortly before the product is made available.

l.	Income taxes:

The Business accounts for income taxes in accordance with Statements of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Business provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. The income statements include income taxes calculated on a stand-alone basis for the business.

m.	Concentrations of credit risk:

Financial instruments that potentially subject the Business to concentrations of credit risk consist principally of trade and unbilled receivables.

The Business’ trade and unbilled receivables are derived from sales to customers located primarily in Europe, North America and the Far East. The Business performs ongoing credit evaluations of its customers and obtains letter of credit and bank guarantees for certain receivables and, to date, has not experienced any material losses. An allowance for doubtful accounts is provided with respect to debts that the Business has determined to be doubtful of collection.

During 2000 and 2001, the Business entered into forward foreign exchange contracts to hedge certain trade payable payments denominated in foreign currency (see Note 8).

n.	Fair value of financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, trade and unbilled receivables and trade payables approximates their fair value due to the short-term maturities of such instruments.

o.	Advertising expenses:

Advertising expenses are charged to expense as incurred (see Note 13b).

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Derivatives and hedging activities:

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. The Statement requires the Business to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. Because the Statement allows certain foreign currency transactions to be accounted for as hedges for financial reporting purposes that were not previously treated as hedges, the Business has changed its policies toward the management of certain foreign currency exposures, in order to further reduce the Business’s exposure to foreign currency risks.

q.	Pension plans and other than pension benefits plans

In accordance with the laws and practices of each country, the Business participates in employee benefits pension plans. Those plans provide benefits of various types from flat currency amounts per year of service to final pay plans integrated with social security and multi-employer plans.

For defined contribution plans, expenses correspond to the contributions paid. For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method. Accruals and prepaid expenses are recorded in accordance with the prevailing accounting practice in each country. In some cases, adjustments to comply with the Business’ rules have been made.

r.	Impact of recently issued accounting standards:

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard No. 141 “Business Combinations” (“SFAS No. 141”) and Statement of Financial Accounting Standard No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment.

The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Business is required to adopt SFAS No. 142 effective January 1, 2002. During 2002, the Business will apply SFAS No 142. Application of the non-amortization provisions of SFAS No 142 is expected to result in a decrease in net loss of € 5,224 in 2002. The Business will test goodwill for impairment using the two-step process prescribed in SFAS No 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The company has performed the first of the required impairment tests of goodwill as of January 1, 2002, and determined that the transitional impairment test had no impact on the earnings and financial position of the Business.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In October 2001, the FASB issued Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets,” (“SFAS No. 144”) that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. FASB’s new rules on the asset impairment supersede FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for long-Lived Assets to be Disposed Of,” and portions of APB Opinion No. 30, “Reporting the Results of Operations.” SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that must be met to classify an asset as “held-for-sale.” Classification as “held-for-sale” is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. SFAS No. 144 also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. The provisions of SFAS No. 144 are not expected to have a significant impact on the Company’s financial position or operating results.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146). SFAS No. 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS No. 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when we commit to a restructuring plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The provisions of SFAS No. 146 could result in recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

NOTE 3:- OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2000	2001
Prepaid expenses	622	1,947
Other	55	37

	677	1,984

NOTE 4:- INVENTORIES

	December 31,
	2000	2001
Raw materials	9,633	8,011
Work in progress	2,672	752
Finished goods	8,969	9,208

	21,274	17,971
Less: provision for obsolete stock	(7,113)	(5,001)
	14,161	12,970

NOTE 5:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2000	2001
Cost:
Computers and peripheral equipment	7,716	8,775
Office furniture and equipment	4,199	3,865
Machinery	10,857	7,991
Motor vehicles	199	191
Assets held under capital lease	194	205
Leasehold improvements	160	183

	23,325	21,210

Accumulated depreciation:
Computers and peripheral equipment	4,970	5,487
Office furniture and equipment	2,811	969
Machinery	8,157	4,321
Motor vehicles	110	94
Amortization of assets held under capital lease	60	105
Leasehold improvements	71	121

	(16,179)	(11,097)

Property and equipment, net	7,146	10,113

Depreciation expenses totaled € 2,077 and € 3,061 for the years ended December 31, 2000 and 2001, respectively.

NOTE 6:- GOODWILL, NET

	December 31,
	2000	2001
Cost:
Goodwill	52,248	52,324
Accumulated amortization:
Goodwill	2,613	7,838

Amortized cost	49,635	44,486

Amortization expenses amounted to € 2,613 and € 5,225 for the years ended December 31, 2000 and 2001, respectively.

NOTE 7:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2000	2001
Employees and payroll accruals	1,308	1,855
Accrued expenses	4,515	5,720
Restructuring accrual	3,920	1,048
Deferred revenues	2,679	3,127
Capital lease obligation current portion	35	42
Tax payable	1,192	—
Other	1,056	532

	14,705	12,324

NOTE 8:- DERIVATIVE FINANCIAL INSTRUMENTS

The Business entered occasionally into forward foreign exchange contracts to hedge certain trade receivable receipts denominated in foreign currency. The purpose of the Business’ foreign currency hedging activities is to protect the Business from changes in the foreign exchange rate.

During the years ended December 31, 2000 and 2001 respectively, realized losses related to the forward contracts hedging trade receivables were immaterial.

As of December 31, 2000 and 2001, the Business has no outstanding derivatives instruments.

NOTE 9:- RESTRUCTURING EXPENSES

As part of the Business’s strategic plan to address the changing business dynamics in the markets for its products and offerings, the Business recorded a restructuring charge of € 613 in 2001. In addition, a restructuring charge in the amount of € 3.920 was recorded by Thales as part of the acquisition of the Business in 2000, in accordance with EITF 95-03, “Recognition of Liabilities in Connection with a Purchase Business Combination”. The restructuring consisted of a series of actions to improve the Business’s long-term strategic opportunity including a reduction of the workforce, outsourcing of manufacturing and the closure of certain premises in the United Kingdom.

At December 31, 2001, a total amount of € 1,048 is included in accrued expenses and other liabilities. The major components of the restructuring costs are as follows:

	Provision resulting from acquisition	Utilized	Balance as of December 31, 2000
Facility closure	3,713	—	3,713
Other	207	—	207

Total charge	3,920	—	3,920

	Balance as of December 31, 2000	Provision	Utilized	Balance as of December 31, 2001
Employee termination benefits	—	613	329	284
Facility closure	3,713	—	2,949	764
Other	207	—	207	—

Total charge	3,920	613	3,485	1,048

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Business leases various office space, office equipment and motor vehicles under operating leases.

1.	The Business’s office space and office equipment are rented under several operating leases.

Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

2001
2002	1,138
2003	817
2004	679
2005	664
2006 and thereafter	5,644

8,942

Rent expense for the years ended December 31, 2000 and 2001, was approximately € 1,203 and € 1,990 respectively.

2.	The Business leases its motor vehicles under cancelable operating lease agreements for periods through 2005.

The minimum payment under these operating leases, upon cancellation of these lease agreements, amounted to € 1,027 and € 1,200 as of December 31, 2000 and 2001 respectively.

Lease expenses for the years ended December 31, 2000 and 2001, were € 361 and € 581 respectively.

b.	Security interests and pledges:

The Business provided bank guarantees in the amount of € 1,757 and € 1,791 at December 31, 2000 and 2001 respectively in the event of breach or non-performance of projects for customers.

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Legal proceedings

Lawsuits have been lodged against the Business in the ordinary course of business. The Business intends to defend itself vigorously against those lawsuits. Management cannot predict the outcome of the lawsuits nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuits.

Madison Interiors:

TCS Ltd entered into a contact with Madison Interiors (“Madison”) for the refit of the Hedge End premises. TCS Ltd stipulated as a requirement to Madison that the electricity supply to the site was sufficient. Madison confirmed that the supply was sufficient. Madison is now seeking to recover from Thales the cost (€ 153) expended by Madison to upgrade the electricity supply. TCS Ltd maintains this was a cost assumed by Madison under the contract. No provision was accrued as the Business intends to defend itself vigorously.

NOTE 11:- INCOME TAXES

a.	Net operating loss carryforwards:

As of December 31, 2001, the Business had carryforward tax losses totaling approximately € 15,424. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

b.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Business’s deferred tax assets and liabilities are as follows:

	December 31,
	2000	2001
Net operating loss carryforwards	3,305	5,861
Reserves and allowances	1,071	377

Net deferred tax asset before valuation allowance	4,376	6,238
Valuation allowance	(4,428)	(5,861)

Net deferred tax asset (liability)	(52)	377

NOTE 11:- INCOME TAXES (Cont.)

The Business has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards, due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

c.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Business, and the actual tax expense as reported in the Combined statements of operations, is as follows :

	Period ended December 31,
	2000	2001
Loss before taxes as reported in the combined statements of operations	(2,000)	(17,341)

Statutory tax rate	37%	35%

Theoretical tax expense (benefit)	(740)	(6,070)
Effect of differing jurisdictional tax rates	(58)	13
Losses and other items for which a valuation allowance was provided	1,209	2,460
Net operating losses not available for the Business	—	1,525
Timing difference and non-deductible expenses (including goodwill amortization)	(666)	1,416
Other	96	197

Actual tax expense (benefit)	(159)	(459)

d.	Income (loss) before taxes is comprised as follows:

	Period ended December 31,
	2000	2001
Domestic – France	—	(796)
United Kingdom	1,374	(9,437)
Foreign – Other	(3,374)	(7,108)

	(2,000)	(17,341)

NOTE 11:- INCOME TAXES (Cont.)

e.	The provision for income taxes is comprised as follows:

	Period ended December 31,
	2000	2001
Current taxes	—	(30)
Deferred taxes	(159)	(429)

	(159)	(459)

Domestic - France	—	—
United Kingdom	(159)	(459)
Foreign - Other	—	—

	(159)	(459)

NOTE 12: - MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The following presents total revenues for the periods ended December 31, 2000 and 2001:

	2000	2001
The Americas	13,268	25,569
Europe (excluding United Kingdom)	13,777	19,406
United Kingdom	22,974	31,976
Far East	6,057	6,424
Other	1,073	1,119

	57,149	84,494

b.	Major customers’ data as a percentage of total revenues:

	Period ended December 31,
	2000	2001
	%
Customer A	4.9	12.0

NOTE 13:- SELECTED STATEMENTS OF OPERATIONS DATA

		2000	2001
a.	Financial income, net:
	Financial expenses:
	Interest	(1,575)	(1,854)
	Foreign currency translation	(244)	(97)

		(1,819)	(1,951)

	Financial income:
	Foreign currency translation	—	6
	Interest	50	55

		50	61

		(1,769)	(1,890)

b.	Advertising expenses	2,404	3,289

NOTE 14:- PENSION PLANS AND OTHER THAN PENSION BENEFITS PLANS

Disclosures in accordance with SFAS 132 “Employer’s Disclosure about Pensions and other Postretirement Benefits”, are as follows :

	2000	2001
Change in benefit obligation
Projected Benefit Obligation at beginning of period	45,688	46,011
Service Cost	872	1,031
Interest Cost	2,172	2,908
Plan participants contributions	315	402
Actuarial loss (gain)	459	1,425
Benefits paid	(1,629)	(2,438)
Others (foreign currency translation)	(1,866)	1,248

Projected Benefit Obligation at end of period	46,011	50,587

NOTE 14:- PENSION PLANS AND OTHER THAN PENSION BENEFITS PLANS (Cont.)

	2000	2001
Change in plan assets
Fair value of plan assets at beginning of period	52,638	49,419
Actual return on plan assets	(962)	(3,783)
Company contributions	1,105	1,322
Plan participants contributions	315	402
Benefits paid	(1,613)	(2,417)
Other (foreign currency translation)	(2,063)	1,217

Fair value of plan assets at end of period	49,419	46,161

	2000	2001
Funded status
Funded status of the plan	3,563	(4,427)
Unrecognized transition obligation	(42)	(20)
Unrecognized actuarial loss	4,164	13,320

Net amount recognized (Accrued) / Prepaid	7,685	8,874

Actuarial assumptions have been determined with the assistance of actuaries on a country by country basis and company by company. Weighted average rates are presented below at December 31 :

	2000	2001
Benefit obligation discount rate	6.39%	6.20%
Estimated annual rate of increase in future compensation	2.60%	2.58%
Expected rate of return on plan assets	7.42%	7.42%

	2000	2001
Annual cost
Service Cost	872	1,031
Interest Cost	2,172	2,908
Expected return on plan Assets	(2,855)	(3,685)
Amortization of net transition obligation	(175)	(25)
Amortization of actuarial net loss (gain)	—	3

Net periodic benefit cost	14	232

NOTE 14:- PENSION PLANS AND OTHER THAN PENSION BENEFITS PLANS (Cont.)

•	Amounts recognized in the statement of financial position:

	2000	2001
Accrued benefit liability (including MLA)	(521)	(547)
Prepaid benefit cost	8,206	9,421

Net amount accrued for under U.S. GAAP	7,685	8,874

Intangible assets	—	—
Accumulated other comprehensive income	—	—

Net amount recognized	7,685	8,874

NOTE 15:- RELATED PARTY TRANSACTIONS

a.	Sales to related parties amounted to € 4,607 and € 2,478 for the periods ended December 31, 2000 and 2001 respectively. The related parties acted as distributors for TCS products and all transactions took place at arms-length.

b.	Purchases from related parties amounted to € 6,571 and € 8,336 for the periods ended December 31, 2000 and 2001 respectively. The majority of these purchases were for services, such as publicity, insurance, financing, rent and management, provided by Thales corporate entities.

c.	Amounts owing to related parties (net of amounts receivable) were € 821, € 933 and € 1,744 at March 31, 2000, December 31, 2000 and December 31, 2001 respectively.

d.	Loans from related parties amounted to € 17,891, € 24,509 and € 38,170 at April 1, 2000, December 31, 2000 and December 31, 2001 respectively. The loan bears interest at a rate determined by Thales Finance, based on its calculated cost of funds rate. This average rate was 4,27 % and 3.48 % at December 31, 2000 and December 31, 2001 respectively. The note is due and payable to Thales Finance on demand.

NOTE 16:- SUBSEQUENT EVENTS

In July 31, 2002 Thales SA and Nice, an Israeli company listed on the Nasdaq stock market announced they had signed a definitive agreement providing for Nice to acquire the Business. The purchase price is comprised of € 30,700 in cash at closing plus 2,187,500 ordinary shares of Nice. Based on the closing price of Nice shares on the Nasdaq stock market on July 30, 2002, the value of the transaction is € 56,200. The agreement also provides for additional contingent cash payments of up to € 10,200 in 2003, € 7,700 in 2004 and € 7,700 in 2005 if certain financial performance criteria are met as part of a three-year earn-out provision covering 2002 through 2004.

No dealer, salesperson or other person is authorized to give any information or represent anything not contained in this prospectus. This prospectus is not an offer to sell these securities and the selling shareholder named in this prospectus is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current only as of its date.

2,187,500 American Depositary Shares

Representing 2,187,500 Ordinary Shares

NICE SYSTEMS LTD.

PROSPECTUS

                ,2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

Exemption of Office Holders

Under the Israeli Companies Law, as amended (the “Companies Law”), an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care, provided the articles of association of the company allow it to do so. Our articles of association do not allow us to exempt our office holders to the fullest extent permitted by law.

Office Holder Insurance

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

•	a breach of his duty of care to us or to another person,

•	a breach of his fiduciary duty to us, provided that the office holder acted in good faith and had reasonable grounds to assume that his act would not prejudice our interests, or

•	a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder against:

•	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court concerning an act performed in his capacity as an office holder, and

•	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings instituted against him by or on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

Limitations on Exemption, Insurance and Indemnification

The Companies Law provides that a company may not exempt or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company,

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly,

•	any act or omission done with the intent to derive an illegal personal benefit, or

•	any fine levied against the office holder.

Required Approvals

In addition, under the Companies Law, any exemption of, indemnification of, or procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders.

We have a directors and officers liability insurance policy insuring our office holders to the extent permitted by the Companies Law and our articles of association.

Item 9. Exhibits

Exhibit Number	Description

4.1	Sale and Purchase Agreement dated July 30, 2002 by and among NICE Systems Ltd., NICE CTI Systems UK Ltd., NICE Systems SARL, NICE Systems GmbH, NICE Systems, Inc. and Thales S.A. (previously filed as Exhibit 4.3 to, and incorporated by reference from, NICE’s 20-F for the fiscal year ended December 31, 2002).

4.2	Registration Rights Agreement dated November 2, 2002 by and between NICE Systems Ltd. and Thales S.A. (previously filed as Exhibit 4.4 to, and incorporated by reference from, NICE’s 20-F for the fiscal year ended December 31, 2002).

5.1	Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

23.1	Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (included in Exhibit 5.1).

23.2	Consent of Kost, Forer & Gabbay, a member of Ernst & Young Global.

23.3	Consent of Barbier, Frinault & Autres, Reseau Ernst &Young.

24.1	Powers of Attorney are included on the signature page of this Registration Statement and are incorporated herein by reference.

Item 10. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)	For the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the shares being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the undersigned registrant’s report on Form 20-F pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ra’anana, State of Israel, on the 17th day of October, 2003.

NICE SYSTEMS LTD.

By:	/s/ Ron Gutler
Ron Gutler
Chairman of the Board of Directors

POWER OF ATTORNEY

Know all men by these present, that each individual whose signature appears below constitutes and appoints Lauri Hanover, Haim Shani, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her place and stead, in any and all capacities, to sign any all amendments (including post-effective amendments) to this Registration Statement and to file the same will all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby rectifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities and on the dates identified:

Signature	Title	Date

/s/ Ron Gutler Ron Gutler	Chairman of the Board of Directors	October 17, 2003

/s/ Joseph Atsmon Joseph Atsmon	Vice-Chairman of the Board of Directors	October 17, 2003

/s/ Haim Shani Haim Shani	President and Chief Executive Officer	October 17, 2003

/s/ Lauri Hanover Lauri Hanover	Chief Financial Officer	October 17, 2003

/s/ Rimon Ben-Shaoul Rimon Ben-Shaoul	Director	October 17, 2003

/s/ Joseph Dauber Joseph Dauber	Director	October 17, 2003

/s/ Dan Falk Dan Falk	Director	October 17, 2003

/s/ John Hughes John Hughes	Director	October 17, 2003

/s/ David Kostman David Kostman	Director	October 17, 2003

/s/ Leora Meridor Leora Meridor	Director	October 17, 2003

/s/ Timothy Robinson Timothy Robinson	Director	October 17, 2003

Authorized Representative in the

United States:

NICE SYSTEMS INC.

By:	/s/ Shlomo Shamir		October 17, 2003
	Name:	Dr. Shlomo Shamir
	Title:	President and Chief
Executive Officer